v

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant's name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations for the three and six months ended June 30, 2021 and 2020

i

FRESENIUS MEDICAL CARE AG & Co. KGaA

FINANCIAL INFORMATION

Management’s discussion and analysis

In this report, “FMC-AG & Co. KGaA,” or the “Company,” “we,” “us” or “our” refers to Fresenius Medical Care AG & Co. KGaA or Fresenius Medical Care AG & Co. KGaA and its subsidiaries on a consolidated basis, as the context requires. You should read the following discussion and analysis of the results of operations of the Company and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our consolidated financial statements as of and for the year ended December 31, 2020 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB”), using the euro as our reporting currency, included in our Annual Report on Form 20-F for the year ended December 31, 2020 (our "2020 Form 20-F").

The term “North America Segment” refers to our North America operating segment, the term “EMEA Segment” refers to the Europe, Middle East and Africa operating segment, the term “Asia-Pacific Segment” refers to our Asia-Pacific operating segment, and the term “Latin America Segment” refers to our Latin America operating segment. The term "Corporate" includes certain headquarters’ overhead charges, including accounting and finance, centrally managed production, production asset management, quality and supply chain management, procurement related to production as well as research and development and our Global Medical Office function, which seeks to standardize medical treatments and clinical processes within the Company. The abbreviations “THOUS” and “M” are used to denote the presentation of amounts in thousands and millions, respectively. The term “Constant Currency” or at “Constant Exchange Rates” means that we have translated local currency revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items for the current reporting period into euro using the prior year exchange rates to provide a comparable analysis without effect from exchange rate fluctuations on translation, as described below under “Financial condition and results of operations – II. Discussion of measures – Non-IFRS measures.”

Forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). When used in this report, the words “outlook,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially, positively or negatively, relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors, including associated costs, could cause actual results to differ from our projected results and include, among others, the following:

●	changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the United States (“U.S.”) Medicare reimbursement system for dialysis and other health care services, including potentially significant changes to the Patient Protection and Affordable Care Act of 2010 (Pub.L. 111-148), as amended by the Health Care and Education Reconciliation Act (Pub.L. 111-152) (collectively, “ACA”) that could result from legal challenges to the ACA;
●	the outcome of government and internal investigations as well as litigation;
●	our ability to accurately interpret and comply with complex current and future government regulations applicable to our business including sanctions and export control laws and regulations, laws and regulations in relation to environmental, social and governance topics, the impact of health care, tax and trade law reforms, in particular the potential U.S. and international tax reform, and regulation as well as, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law, the Civil Monetary Penalty Law, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act, the Foreign Corrupt Practices Act (“FCPA”) including our monitor agreement with the U.S. Department of Justice (“DOJ”), the Food, Drug and Cosmetic Act, antitrust and competition laws in the countries and localities in which we operate, and outside the U.S., inter alia, the European Union (“EU”) Medical Device Directive, which was repealed and replaced by the new EU Medical Device Regulation, which became applicable as of May 26, 2021, the EU General Data Protection Regulation, the two invoice policy and the Tendering and Bidding Law in China and other related local legislation as well as other comparable regulatory regimes in many of the countries where we supply health care services and/or products;

FRESENIUS MEDICAL CARE AG & Co. KGaA

●	the influence of commercial insurers and integrated care organizations, including efforts by these organizations to manage costs by limiting health care benefits, narrowing their networks, reducing provider reimbursement and/or restricting options for patient funding of health insurance premiums;
●	the impact of the on-going worldwide severe acute respiratory syndrome coronavirus 2 and the related Coronavirus disease (“COVID-19”) pandemic, including, without limitation, a significant increase of mortality of patients with chronic kidney diseases as well as an increase in persons experiencing renal failure, both of which may be attributable to COVID-19, as well as the impacts of the virus on our patients, caregivers, employees, suppliers, business and operations, consequences of an economic downturn resulting from the impacts of COVID-19 and evolving guidelines and requirements regarding the use of government provided COVID-19 related relief and any additional economic relief legislation that may be passed in the countries in which we operate;
●	product liability risks;
●	our ability to continue to grow our health care services and products businesses, including through acquisitions;
●	our ability to attract and retain skilled employees, including shortages of skilled clinical personnel, and risks that legislative, union, or other labor-related activities or changes will result in significant increases in our operating costs or decreases in productivity;
●	the impact of currency and interest rate fluctuations;
●	potential impairment of our goodwill, investments or other assets due to decreases in the recoverable amount of those assets relative to their book value, particularly as a result of sovereign rating agency downgrades coupled with the impact of inflation and an economic downturn in various regions;
●	our ability to protect our information technology systems against cyber security attacks or prevent other data privacy or security breaches;
●	changes in our costs of purchasing and utilization patterns for pharmaceuticals and our other health care products, changes in raw material and energy costs, the inability to procure raw materials or disruptions in our supply chain;
●	introduction of generic or new pharmaceuticals and medical devices that compete with our products or services or the development of pharmaceuticals that reduce the progression of chronic kidney disease;
●	launch of new technology, advances in medical therapies, or new market entrants that compete with our medical businesses;
●	potential increases in tariffs and trade barriers that could result from withdrawal by single or multiple countries from multilateral trade agreements or the imposition of retaliatory tariffs and other countermeasures in the wake of trade disputes;
●	collectability of our receivables, which depends primarily on the efficacy of our billing practices and the financial stability and liquidity of our governmental and commercial payors;
●	our ability to achieve cost savings and desired clinical outcomes in various health care risk management programs in which we participate or intend to participate;
●	the greater size, market power, experience and product offerings of certain competitors in certain geographic regions and business lines; and
●	the use of accounting estimates, judgments and accounting pronouncement interpretations in our consolidated financial statements.

Important factors that could contribute to such differences are noted in “Financial condition and results of operations – I. Overview” below, in note 2d) and note 8 of the notes to the consolidated financial statements (unaudited) included in this report, in note 22 of the notes to the consolidated financial statements included in our 2020 Form 20-F, as well as under “Risk Factors,” "Business overview," "Operating and financial review and prospects," and elsewhere in that report.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings which can be accessed at the United States Securities and Exchange Commission’s internet website at www.sec.gov. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies, as well as the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion under “Results of operations, financial position and net assets” below. For a discussion of our critical accounting policies, see note 2 of the notes to the consolidated financial statements included in our 2020 Form 20-F.

Rounding adjustments applied to individual numbers and percentages shown in this and other reports may result in these figures differing immaterially from their absolute values. Some figures (including percentages) in this report have been rounded in accordance with commercial rounding conventions. In some instances, such rounded figures and percentages may not add up to 100% or to the totals or subtotals contained in this report. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures contained in this report due to rounding in accordance with commercial rounding conventions. A dash (“–”) indicates that no data were reported for a specific line item in the relevant financial year or period, while a zero (“0”) is used when the pertinent figure, after rounding, amounts to zero.

Financial condition and results of operations

I. Overview

We are the world's leading provider of products and services for individuals with renal diseases, based on publicly reported revenue and number of patients treated. We provide dialysis care and related services to persons who suffer from End-Stage Kidney Disease (“ESKD”) as well as other health care services. We also develop, manufacture and distribute a wide variety of health care products. Our health care products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment, acute cardiopulmonary and apheresis products. We supply dialysis clinics we own, operate or manage with a broad range of products and also sell dialysis products to other dialysis service providers. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Our dialysis business is therefore vertically integrated. Our other health care services which, prior to 2021, were described as “Care Coordination,” include value and risk-based arrangements, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services and ambulant treatment services. We estimate that the size of the global dialysis market was approximately €82 billion in 2020. Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, new pharmaceuticals and product technologies, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. We are also engaged in different areas of health care product therapy research.

As a global company delivering health care services and products, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators and legislators in many different economic environments and health care systems. In general, government-funded programs (in some countries in coordination with private insurers) pay for certain health care items and services provided to their citizens. Not all health care systems provide payment for dialysis treatment. Therefore, the reimbursement systems and ancillary services utilization environment in various countries significantly influence our business.

Significant U.S. reimbursement developments

The majority of health care services we provide are paid for by governmental institutions. For the six months ended June 30, 2021, approximately 28% of our consolidated revenue is attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by the Centers for Medicare and Medicaid (“CMS”). Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide. The stability of reimbursement in the U.S. has been affected by (i) the End-Stage Renal Disease (“ESRD”) prospective payment system (“ESRD PPS”), (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as “U.S. Sequestration”, (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to the American Taxpayer Relief Act of 2012 ("ATRA") as subsequently modified under the Protecting Access to Medicare Act of 2014 (“PAMA”) and (iv) CMS’s 2017 final rule on the Physician Fee Schedule, which partially corrected reimbursement for certain procedures that were materially undervalued in 2016. Please see the detailed discussions on these and further legislative developments below:

●	Under the Medicare Improvements for Patients and Providers Act of 2008 (“MIPPA”), for patients with Medicare coverage, all ESRD payments for dialysis treatments are made under the ESRD PPS, a single bundled payment rate which provides a fixed payment rate, to encompass substantially all goods and services provided during the dialysis treatment. MIPPA further created the ESRD Quality Incentive Program (“QIP”) which provides that dialysis facilities in the United States that fail to achieve annual quality standards established by CMS could have base payments reduced in a subsequent year by up to 2%.

FRESENIUS MEDICAL CARE AG & Co. KGaA

●	Additionally, as a result of the Budget Control Act of 2011 (“BCA”) and subsequent activity in Congress, U.S. Sequestration ($1.2 trillion in across-the-board spending cuts in discretionary programs) took effect on March 1, 2013 and is expected to continue through 2030. In particular, a 2% reduction to Medicare payments took effect on April 1, 2013 and continues in force. The 2% sequestration was temporarily suspended from May 1, 2020 through December 31, 2021 as part of the COVID-19 relief measures. Spending cuts pursuant to U.S. Sequestration have adversely affected our operating results in the past and will continue to do so after the suspension is lifted.
●	On July 9, 2021, CMS issued a proposed rule for the ESRD PPS rate for calendar year (“CY”) 2022. The proposed base rate per treatment for CY 2022 is $255.55, which represents a 1.0% increase from the CY 2021 base rate of $253.13. The increase of 1.0% is based on a market basket increase of 1.6% partially offset by a 0.6% multifactor productivity adjustment that is mandated by the ACA. The updated base rate includes an adjustment for the wage index budget-neutrality. CMS estimates that, on average, large dialysis organizations will receive a 1.2% increase in payments in CY 2022 compared to CY 2021 under this proposed rule. The proposed Acute Kidney Injury payment rate for CY 2022 is to equal the CY 2022 ESRD PPS base rate. As a result of the projected 1.2% overall payment increase, CMS estimates that there will be an increase in beneficiary co-insurance payments of 1.2% in CY 2022. CMS is also considering two products for the transitional add-on payment adjustment for new and innovative equipment and supplies (“TPNIES”) in CY 2022, a catheter-based treatment monitoring platform for peritoneal dialysis patients and a home hemodialysis machine as developed or manufactured by third parties. Should competing products qualify for TPNIES and, thus, receive favorable reimbursement treatment, this could have an impact on our results. CMS will make a final determination on the TPNIES payment in the final rule.
●	Under the ESRD QIP, CMS assesses the total performance of each facility on a set of measures specified per payment year (“PY”) and applies up to a 2 percent payment reduction to facilities that do not meet a minimum total performance score (“TPS”). In the CY 2022 proposed rule, CMS proposed to adopt a special scoring and payment policy for PY 2022 of the ESRD QIP to address the issues in the scoring system caused by the impact of the COVID-19 Public Health Emergency on QIP data. Under the proposals, the scoring and payment methodologies would be modified to provide that no facility would receive a payment reduction for PY 2022. CMS further proposed that the existing ESRD QIP measure set remain the same for PY 2024 and 2025. CMS also proposed to set performance standards for PY 2024 using CY 2019 data, which is the most recently available full calendar year of usable data due to the impact of COVID-19 on CY 2020 data. CMS is seeking feedback on a number of topics related to the QIP including potential future COVID-19 vaccination measures.
●	On July 19, 2021, CMS issued the CY 2022 proposed rule for hospital outpatient and ambulatory surgery center payment systems. The proposed rule to update the Ambulatory Surgical Center ("ASC") Fee Schedule for CY 2022 generally increases the reimbursement rates for certain vascular access services. For the range of procedures provided in an ASC, the average increase is 2.3% compared to the prior year. CMS is also proposing that the device offset percentage will be calculated using ASC rates and not hospital outpatient department rates as was the previous practice. This means that any procedure in which the device cost is 30 percent of the overall ASC procedure rate will receive device-intensive status. If finalized, certain device intensive procedures will receive the higher device intensive reimbursement. CMS also updated the Physician Fee Schedule for CY 2022. On July 13, 2021 CMS released the annual Physician Fee Schedule proposed rule which cut reimbursement in CY 2022 for certain specialty services, including those related to cardiovascular and vascular access care. The proposed CY 2022 physician fee schedule conversion factor is $33.58, a decrease $1.31 from the CY 2021 physician fee schedule conversion factor of $34.89, after the expiration of the 3.75 percent payment increase provided for in CY 2021 by the Consolidated Appropriations Act, 2021.

Presently, there is considerable uncertainty regarding possible future changes in health care regulation, including the regulation of reimbursement for dialysis services, and the status of the ACA. For additional information regarding these matters, see Item 4B, “Information on the Company—Regulatory and Legal Matters—Health Care Reform” in our 2020 Form 20-F. Although Congress' efforts to date to repeal the ACA have been unsuccessful, and on June 17, 2021, the U.S. Supreme Court dismissed litigation seeking to declare the ACA as unconstitutional, further efforts to repeal or revise the ACA may affect the law’s future prospects in ways which we currently cannot quantify or predict.

For additional information, see "Risk Factors” included in our 2020 Form 20-F.

On May 22, 2020, CMS issued a final rule that, effective January 1, 2021, removes outpatient dialysis facilities from the time-and-distance standards applicable under the network adequacy rules for Medicare Advantage, also known as Medicare Part C, plans offered by private health insurers approved by CMS to provide their members with Medicare Part A, Part B and usually Part D benefits (“Medicare Advantage” plans).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Premium assistance programs

On August 18, 2016, CMS issued a request for information (“RFI”) seeking public comment about providers' alleged steering of patients inappropriately to individual plans offered on the Patient Protection and Affordable Care Act individual health insurance market. The holding company for our U.S. operations, Fresenius Medical Care Holdings, Inc. (“FMCH”), and other dialysis providers, commercial insurers and other industry participants responded to the RFI, and in that response, we reported that we do not engage in such steering. On December 14, 2016, CMS published an Interim Final Rule (“IFR”) entitled “Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities-Third Party Payment” that would amend the Conditions for Coverage for dialysis providers, like FMCH. The IFR would have effectively enabled insurers to reject premium payments made by patients who received grants for individual market coverage from the American Kidney Fund (“AKF”) and, therefore, could have resulted in those patients losing their individual market health insurance coverage. The loss of individual market coverage for these patients would have had a material and adverse impact on our operating results. See Item 3.D,"Key information – Risk Factors” in our 2020 Form 20-F. On January 25, 2017, a federal district court in Texas, responsible for litigation initiated by a patient advocacy group and dialysis providers including FMCH, preliminarily enjoined CMS from implementing the IFR (Dialysis Patient Citizens v. Burwell (E.D. Texas, Sherman Div.)). The preliminary injunction was based on CMS's failure to follow appropriate notice-and-comment procedures in adopting the IFR. The injunction remains in place and the court retains jurisdiction over the dispute. On June 22, 2017, CMS requested a stay of proceedings in the litigation pending further rulemaking concerning the IFR. Plaintiffs in the litigation, including FMCH, consented to the stay, which was granted by the court.

The operation of charitable assistance programs like that of the AKF is also receiving increased attention by state insurance regulators and legislators. The result may be a regulatory framework that differs from state to state. Even in the absence of the IFR or similar state actions, insurers are likely to continue efforts to thwart charitable premium assistance to our patients for individual market plans and other insurance coverages. If successful in a material area or scope of our U.S. operations, these efforts would have a material adverse impact on our business and operating results.

Participation in new Medicare payment arrangements

Under CMS's Comprehensive ESRD Care Model (the "Model"), dialysis providers and physicians formed entities known as ESRD Seamless Care Organizations ("ESCOs”) as part of a payment and care delivery pilot program that ended March 31, 2021 which sought to deliver better health outcomes for Medicare ESKD patients while lowering CMS's costs. Following our initial participation in six ESCOs, we ultimately expanded our participation in the Model to 23 ESCOs formed at our dialysis facilities. ESCOs that achieved the program's minimum quality thresholds and generated reductions in CMS's cost of care above certain thresholds for the ESKD patients covered by the ESCO received a share of the cost savings, adjusted based on the ESCO’s performance on certain quality metrics. ESCOs may also owe payments to CMS if actual costs of care rise above set thresholds. As of March 2021, approximately 34,800 patients were aligned to ESCOs in which we participated.

In November 2017, we announced the results from the first performance year (“PY”) from our ESCOs. The results, which cover the period from October 2015 through December 2016, show improved health outcomes for patients receiving coordinated care through the ESCOs. This success was validated by an independent report, which showed a nearly 9% decrease in hospitalization rates for these patients during the same time. In the second performance year (CY 2017) the Company's ESCOs together generated more than $66.7 M (€59.0 M) in gross savings, an average 3.4% reduction in expenditures per patient. For the third performance year (CY 2018), CMS published the final settlement reports on August 14, 2020. In total the Company’s ESCOs produced more than $66.1 M (€56.0 M) in gross savings, an average 1.9% reduction in expenditures per patient. For the fourth performance year (CY 2019), CMS published the final settlement reports on October 31, 2020. In total, the Company’s ESCOs produced more than $10.8 M (€9.6 M) in gross losses, an average 0.3% increase in expenditures per patient. For the fifth performance year (CY 2020), CMS gave each ESCO the options to (a) extend participation in the program through March 31, 2021, and/or to (b) accept the following financial changes: (i) reduce 2020 downside risk by reducing shared losses by proportion of months during the COVID-19 Public Health Emergency as promulgated under the Public Health Services Act, (ii) cap gross savings upside potential at 5% gross savings, (iii) remove COVID-19 inpatient episodes, and (iv) remove the 2020 financial guarantee requirement. All of our affiliated ESCOs signed amendments to extend participation in the program through March 31, 2021 and 22 of our ESCOs accepted the financial changes related to COVID-19. The Model ended on March 31, 2021. We anticipate that CMS will publish final settlement reports for the last performance year in October 2021.

We have also entered into risk-based and value-based arrangement with certain payors to provide care to commercial and Medicare Advantage ESKD and CKD patients. Under these payment arrangements, our financial performance is based on our ability to manage a defined scope of medical costs within certain parameters for clinical outcomes.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Executive order-based models

On July 10, 2019, an Executive Order on advancing kidney health was signed in the United States. Among other things, the order instructed the Secretary of Health and Human Services (“HHS”) to develop new Medicare payment models to encourage identification and earlier treatment of kidney disease as well as increased home dialysis and transplants. One of those models, for which the rule was finalized on September 29, 2020, the ESRD Treatment Choices (“ETC”) model, is a mandatory model that creates financial incentives for home treatment and kidney transplants with a start date in January 2021 and ending in June 2027. This model applies both upside and downside payment adjustments to claims submitted by physicians and dialysis facilities for certain Medicare home dialysis patients over the span of six and one-half years. Participants in this model are based on a random selection of thirty percent of the Hospital Referral Regions. As of June 30, 2021, 981 of our U.S. dialysis facilities, representing approximately 35% of our U.S. dialysis facilities, are within the random selection of Hospital Referral Regions and therefore are in areas selected for participation in the model. An initial upside-only payment, Home Dialysis Payment Adjustment (“HDPA”), will be applied for the first three years of the model, beginning in January 2021, in decreasing payment adjustments ranging from 3% in the first payment year, to 2% in the second payment year, and to 1% in the final payment year. This model also includes a Performance Payment Adjustment (“PPA”) beginning in July 2022. PPA payments will be a combined calculation of home dialysis and transplant rates based upon historic and/or benchmark data from comparison geographic areas. Possible PPA payment adjustments increase in time and will range from (5%) to 4% in the first payment year (beginning July 2022) for both physicians and facilities and rise to (9%) and 8% for physicians and (10%) and 8% percent for facilities in the final payment year (ending in June 2027).

Pursuant to the Executive Order, the Secretary of HHS also announced voluntary payment models, Kidney Care First (“KCF”) and Comprehensive Kidney Care Contracting (“CKCC”) model (graduated, professional and global), which aim to build on the existing Comprehensive End Stage Renal Disease Care model. The voluntary models create financial incentives for health care providers to manage care for Medicare beneficiaries with chronic kidney disease stages 4 and 5 and with ESKD, to delay the start of dialysis, and to incentivize kidney transplants. The voluntary models allow health care providers to take on various amounts of financial risk by forming an entity known as a Kidney Care Entity (“KCE”). Two options, the CKCC global and professional models, allow renal health care providers to assume upside and downside financial risk. A third option, the CKCC graduated model, is limited to upside risk, but is unavailable to KCEs that include large dialysis organizations. Under the global model, the KCE is responsible for 100 percent of the total cost of care for all Medicare Part A and B services for aligned beneficiaries, and under the professional model, the KCE is responsible for 50 percent of such costs. Applications for the voluntary models were submitted in January 2020. We submitted 25 CKCC applications to participate in the professional model and were also included in four other CKCC applications submitted by nephrologists. All 29 of these KCE applications were accepted in June 2020. Of the 29 accepted applications, 28 KCEs have elected to participate in the implementation period, which started on October 15, 2020, and provides a start-up period during which the KCE is not at financial risk. Prior to January 1, 2022, each KCE will elect whether to continue its participation at-risk beginning in the first Performance Year which starts on January 1, 2022 and ends December 31, 2022. Two of the 28 KCEs elected to drop out of the CKCC model during the implementation period. Once implemented, the CKCC model is expected to run through 2026. The commencement date of the voluntary professional model was originally set to begin on April 1, 2021, but was extended by CMS to January 1, 2022 and, relative to our 2021 expectations, we expect to both incur additional expenses and recognize no revenue as a result of this extension. We are presently unable to predict the effects on our business of the ETC payment model and the voluntary payment models.

On July 9, 2021, CMS issued a proposed rule that proposes modifications to the ETC model, including changes to the home dialysis rate and transplant rate, the achievement and improvement benchmarking and scoring methodology, and a process for sharing certain beneficiary attribution and performance data with ETC participants. CMS has proposed additional programmatic waivers and other flexibilities regarding the Kidney Disease Education (“KDE”) benefit under the ETC model such that the KDE benefit can be furnished via telehealth. CMS is also proposing changes to the ETC model to address health and socioeconomic disparities. CMS is proposing to add a Health Equity Incentive to the improvement scoring methodology for both the home dialysis rate and the transplant rate. Participants who demonstrate significant improvement in rates of home dialysis or transplantation among beneficiaries who are dual-eligible or low-income-subsidy (“LIS”) recipients could earn additional improvement points. CMS is also proposing to stratify achievement benchmarks by proportion of beneficiaries who are dual-eligible for Medicare and Medicaid or are LIS recipients, so ETC participants who see a high volume of these patients would not face negative financial consequences as a result. Finally, CMS has requested feedback on a number of topics related to beneficiary experience in home dialysis.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Company structure

Our operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how we manage our businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESKD and other extracorporeal therapies. Management evaluates each segment using measures that reflect all of the segment’s controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue and operating income. We do not include income taxes as we believe taxes are outside the segments’ control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarters’ overhead charges, including accounting and finance as well as certain legal costs, because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality and supply chain management as well as procurement related to production are centrally managed. Products transferred to the segments are transferred at cost; therefore, no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. Our global research and development as well as its Global Medical Office, which seeks to standardize medical treatments and clinical processes within the Company, are also centrally managed. These corporate activities do not fulfill the definition of a segment according to IFRS 8. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations. See note 10 of the notes to consolidated financial statements (unaudited) found elsewhere in this report for a further discussion on our operating segments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

II. Discussion of measures

Non-IFRS measures

Certain of the following key performance indicators and other financial information as well as discussions and analyses set out in this report include measures that are not defined by IFRS (“Non-IFRS Measure”). We believe this information, along with comparable IFRS financial measurements, is useful to our investors as it provides a basis for assessing our performance, payment obligations related to performance-based compensation, our compliance with financial covenants and enhanced transparency as well as comparability of our results. Non-IFRS financial measures should not be viewed or interpreted as a substitute for financial information presented in accordance with IFRS.

Our presentation of some key performance indicators and other financial measures used in this report such as changes in revenue, operating income and net income attributable to shareholders of FMC-AG & Co. KGaA (or “net income”) includes the impact of translating local currencies to our reporting currency for financial reporting purposes. We calculate these Non-IFRS financial measures at constant exchange rates in our publications to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period calculated using the prior period exchange rates versus the prior period. This resulting percentage is a Non-IFRS Measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated terms “Constant Exchange Rates” or “Constant Currency.”

We believe that the measures at Constant Currency are useful to investors, lenders and other creditors because such information enables them to gauge the impact of currency fluctuations on our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items from period to period. In addition, under our long-term incentive plans, we measure the attainment of certain predetermined financial targets for revenue growth and net income growth in Constant Currency. However, we limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both:

(1)	period-over-period changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS, and
(2)	Constant Currency changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items.

We caution the readers of this report not to consider these measures in isolation, but to review them in conjunction with changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We present the growth rate derived from non-IFRS measures next to the growth rate derived from IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure included within "Results of operations, financial position and net assets,” below, we believe that a separate reconciliation would not provide any additional benefit.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Return on invested capital (“ROIC”) (Non-IFRS Measure)

ROIC is the ratio of operating income, for the last twelve months, after tax (“net operating profit after tax” or “NOPAT”) to the average invested capital of the last five quarter closing dates, including adjustments for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold, consistent with the respective adjustments made in the determination of adjusted EBITDA below (see "Net leverage ratio (Non-IFRS Measure)", and expresses how efficiently we allocate the capital under our control or how well we employ our capital with regard to investment projects. Additionally, we have excluded the impairment of goodwill and trade names in the Latin America Segment driven by a macro-economic downturn and increasing risk adjustment rates for certain countries in the region ("Impairment Loss") (see note 2 a) of the notes to the consolidated financial statements included in our 2020 Form 20-F) to increase comparability of the underlying financial figures of certain Management Board compensation performance targets with the Company’s operating performance and to adequately recognize the actual performance of the members of the Management Board. An adjustment to exclude amounts related to the implementation of IFRS 16, Leases, which replaced the straight-line operating lease expense for former leases under International Accounting Standard 17, Leases, with a depreciation charge for the lease asset and an interest expense on the lease liability as well as the classification of certain IAS 17 leases (such effects being, collectively “Effect from IFRS 16”) is included for the purpose of increasing the comparability of previously reported information in accordance with our long-term incentive plans in 2019. The following tables show the reconciliation of average invested capital to total assets, which we believe to be the most directly comparable IFRS financial measure, and how ROIC is calculated:

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)

in € M, except where otherwise specified

	June 30,	March 31,	December 31,	September 30,	June 30,
2021	2021	2021	2020	2020	2020

Total assets	32,987	33,159	31,689	33,049	34,190
Plus: Cumulative goodwill amortization and Impairment Loss	602	598	583	405	421
Minus: Cash and cash equivalents	(1,408)	(1,073)	(1,082)	(1,599)	(1,890)
Minus: Loans to related parties	(6)	(1)	(1)	(51)	(49)
Minus: Deferred tax assets	(359)	(333)	(351)	(429)	(391)
Minus: Accounts payable to unrelated parties	(685)	(635)	(732)	(729)	(678)
Minus: Accounts payable to related parties	(102)	(105)	(95)	(132)	(135)
Minus: Provisions and other current liabilities (1)	(3,528)	(3,436)	(3,180)	(3,641)	(3,799)
Minus: Income tax payable	(218)	(232)	(197)	(269)	(212)
Invested capital	27,283	27,942	26,634	26,604	27,457
Average invested capital as of June 30, 2021	27,184

Operating income	1,992
Income tax expense (2)	(525)
NOPAT	1,467

Adjustments to average invested capital and ROIC

in € M, except where otherwise specified

	June 30,	March 31,	December 31,	September 30,	June 30,
2021	2021	2021	2020 (3)	2020 (3)	2020 (3)

Total assets	—	—	111	117	122
Minus: Cash and cash equivalents	—	—	(3)	(3)	(1)
Minus: Provisions and other current liabilities (1)	—	—	(6)	(6)	(6)
Invested capital	—	—	102	108	115
Adjustment to average invested capital as of June 30, 2021	65

Adjustment to operating income (3)	3
Adjustment to income tax expense (3)	(1)
Adjustment to NOPAT	2

FRESENIUS MEDICAL CARE AG & Co. KGaA

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)

in € M, except where otherwise specified

	June 30,	March 31,	December 31,	September 30,	June 30,
2021	2021	2021	2020 (3)	2020 (3)	2020 (3)

Total assets	32,987	33,159	31,800	33,165	34,311
Plus: Cumulative goodwill amortization and Impairment Loss	602	598	583	405	421
Minus: Cash and cash equivalents	(1,408)	(1,073)	(1,082)	(1,599)	(1,890)
Minus: Loans to related parties	(6)	(1)	(1)	(51)	(49)
Minus: Deferred tax assets	(359)	(333)	(351)	(429)	(391)
Minus: Accounts payable to unrelated parties	(685)	(635)	(732)	(729)	(678)
Minus: Accounts payable to related parties	(102)	(105)	(95)	(132)	(135)
Minus: Provisions and other current liabilities (1)	(3,528)	(3,436)	(3,186)	(3,647)	(3,806)
Minus: Income tax payable	(218)	(232)	(197)	(269)	(212)
Invested capital	27,283	27,942	26,739	26,714	27,571
Average invested capital as of June 30, 2021	27,250

Operating income (3)	1,995
Income tax expense (2), (3)	(526)
NOPAT	1,469

ROIC	5.4%

Adjustments to average invested capital and ROIC (excluding Impairment Loss)

in € M, except where otherwise specified

	June 30,	March 31,	December 31,	September 30,	June 30,
2021	2021	2021	2020	2020	2020

Total assets	—	—	195	—	—
Plus: Impairment Loss	—	—	(195)	—	—
Invested capital	—	—	—	—	—
Average invested capital as of June 30, 2021	—

Adjustment to operating income	195
Adjustment to income tax expense	(52)
NOPAT	143

FRESENIUS MEDICAL CARE AG & Co. KGaA

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, excluding Impairment Loss)

in € M, except where otherwise specified

	June 30,	March 31,	December 31,	September 30,	June 30,
2021	2021	2021	2020 (3)	2020 (3)	2020 (3)

Total assets	32,987	33,159	31,995	33,165	34,311
Plus: Cumulative goodwill amortization	602	598	388	405	421
Minus: Cash and cash equivalents	(1,408)	(1,073)	(1,082)	(1,599)	(1,890)
Minus: Loans to related parties	(6)	(1)	(1)	(51)	(49)
Minus: Deferred tax assets	(359)	(333)	(351)	(429)	(391)
Minus: Accounts payable to unrelated parties	(685)	(635)	(732)	(729)	(678)
Minus: Accounts payable to related parties	(102)	(105)	(95)	(132)	(135)
Minus: Provisions and other current liabilities (1)	(3,528)	(3,436)	(3,186)	(3,647)	(3,806)
Minus: Income tax payable	(218)	(232)	(197)	(269)	(212)
Invested capital	27,283	27,942	26,739	26,714	27,571
Average invested capital as of June 30, 2021	27,250

Operating income (3)	2,189
Income tax expense (2), (3)	(577)
NOPAT	1,612

ROIC (excluding Impairment Loss)	5.9%

Adjustments to average invested capital and ROIC for the Effect from IFRS 16 in € M, except where otherwise specified

	June 30,	March 31,	December 31,	September 30,	June 30,
2021	2021	2021	2020	2020	2020

Total assets	(4,177)	(4,242)	(4,130)	(4,261)	(4,421)
Minus: Deferred tax assets	(35)	(30)	2	4	3
Minus: Provisions and other current liabilities (1)	(132)	(134)	(128)	(134)	(140)
Minus: Income tax payable	1	1	1	—	—
Invested capital	(4,343)	(4,405)	(4,255)	(4,391)	(4,558)
Adjustment to average invested capital as of June 30, 2021	(4,390)

Adjustment to operating income	(128)
Adjustment to income tax expense	34
Adjustment to NOPAT	(94)

FRESENIUS MEDICAL CARE AG & Co. KGaA

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, excluding Impairment Loss and the Effect from IFRS 16)

in € M, except where otherwise specified

	June 30,	March 31,	December 31,	September 30,	June 30,
2021	2021	2021	2020	2020	2020

Total assets	28,810	28,917	27,865	28,904	29,890
Plus: Cumulative goodwill amortization	602	598	388	405	421
Minus: Cash and cash equivalents	(1,408)	(1,073)	(1,082)	(1,599)	(1,890)
Minus: Loans to related parties	(6)	(1)	(1)	(51)	(49)
Minus: Deferred tax assets	(395)	(364)	(349)	(426)	(388)
Minus: Accounts payable to unrelated parties	(685)	(635)	(732)	(729)	(678)
Minus: Accounts payable to related parties	(102)	(105)	(95)	(132)	(135)
Minus: Provisions and other current liabilities (1)	(3,661)	(3,570)	(3,314)	(3,781)	(3,946)
Minus: Income tax payable	(217)	(231)	(196)	(269)	(212)
Invested capital	22,938	23,536	22,484	22,322	23,013
Average invested capital as of June 30, 2021	22,859

Operating income (3)	2,061
Income tax expense (2), (3)	(543)
NOPAT	1,518

ROIC (excluding Impairment Loss and the Effect from IFRS 16)	6.6%

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2020	2020	2020	2020	2020	2019

Total assets	31,689	33,049	34,190	34,072	32,935
Plus: Cumulative goodwill amortization and Impairment Loss	583	405	421	430	420
Minus: Cash and cash equivalents	(1,082)	(1,599)	(1,890)	(1,405)	(1,008)
Minus: Loans to related parties	(1)	(51)	(49)	(40)	(72)
Minus: Deferred tax assets	(351)	(429)	(391)	(382)	(361)
Minus: Accounts payable to unrelated parties	(732)	(729)	(678)	(762)	(717)
Minus: Accounts payable to related parties	(95)	(132)	(135)	(134)	(119)
Minus: Provisions and other current liabilities (1)	(3,180)	(3,641)	(3,799)	(2,577)	(2,452)
Minus: Income tax payable	(197)	(269)	(212)	(200)	(180)
Invested capital	26,634	26,604	27,457	29,002	28,446
Average invested capital as of December 31, 2020	27,628

Operating income	2,304
Income tax expense (2)	(688)
NOPAT	1,616

ROIC	5.8%

FRESENIUS MEDICAL CARE AG & Co. KGaA

Adjustments to average invested capital and ROIC (excluding Impairment Loss)

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2020	2020	2020	2020	2020	2019

Total assets	195	—	—	—	—
Plus: Impairment Loss	(195)	—	—	—	—
Invested capital	—	—	—	—	—
Adjustment to average invested capital as of December 31, 2020	—

Adjustment to operating income	195
Adjustment to income tax expense	19
Adjustment to NOPAT	214

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, excluding Impairment Loss)

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2020	2020	2020	2020	2020	2019

Total assets	31,884	33,049	34,190	34,072	32,935
Plus: Cumulative goodwill amortization	389	405	421	430	420
Minus: Cash and cash equivalents	(1,082)	(1,599)	(1,890)	(1,405)	(1,008)
Minus: Loans to related parties	(1)	(51)	(49)	(40)	(72)
Minus: Deferred tax assets	(351)	(429)	(391)	(382)	(361)
Minus: Accounts payable to unrelated parties	(732)	(729)	(678)	(762)	(717)
Minus: Accounts payable to related parties	(95)	(132)	(135)	(134)	(119)
Minus: Provisions and other current liabilities (1)	(3,180)	(3,641)	(3,799)	(2,577)	(2,452)
Minus: Income tax payable	(197)	(269)	(212)	(200)	(180)
Invested capital	26,634	26,604	27,457	29,002	28,446
Average invested capital as of December 31, 2020	27,628

Operating income	2,499
Income tax expense (2)	(669)
NOPAT	1,830

ROIC (excluding Impairment Loss)	6.6%

Adjustments to average invested capital and ROIC for the Effect from IFRS 16 in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2020	2020	2020	2020	2020	2019

Total assets	(4,130)	(4,261)	(4,421)	(4,388)	(4,356)
Minus: Deferred tax assets	2	4	3	3	2
Minus: Provisions and other current liabilities (1)	(128)	(134)	(140)	(143)	(140)
Minus: Income tax payable	1	—	—	—	—
Invested capital	(4,255)	(4,392)	(4,558)	(4,529)	(4,494)
Adjustment to average invested capital as of December 31, 2020	(4,445)

Adjustment to operating income	(134)
Adjustment to income tax expense	40
Adjustment to NOPAT	(94)

FRESENIUS MEDICAL CARE AG & Co. KGaA

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, excluding Impairment Loss and the Effect from IFRS 16)

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2020	2020	2020	2020	2020	2019

Total assets	27,754	28,788	29,769	29,684	28,579
Plus: Cumulative goodwill amortization	389	405	421	430	420
Minus: Cash and cash equivalents	(1,082)	(1,599)	(1,890)	(1,405)	(1,008)
Minus: Loans to related parties	(1)	(51)	(49)	(40)	(72)
Minus: Deferred tax assets	(349)	(426)	(388)	(380)	(359)
Minus: Accounts payable to unrelated parties	(732)	(729)	(678)	(762)	(717)
Minus: Accounts payable to related parties	(95)	(132)	(135)	(134)	(119)
Minus: Provisions and other current liabilities (1)	(3,309)	(3,775)	(3,940)	(2,720)	(2,592)
Minus: Income tax payable	(196)	(269)	(212)	(200)	(180)
Invested capital	22,379	22,212	22,899	24,473	23,952
Average invested capital as of December 31, 2020	23,183

Operating income	2,365
Income tax expense (2)	(629)
NOPAT	1,736

ROIC (excluding Impairment Loss and the Effect from IFRS 16)	7.5%

(1)

Including non-current provisions, non-current labor expenses and variable payments outstanding for acquisitions and excluding pension liabilities and noncontrolling interests subject to put provisions.

(2)	Adjusted for noncontrolling partnership interests.
(3)	Including adjustments for acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Net cash provided by (used in) operating activities in % of revenue

Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. In conjunction with our other primary financial statements, it provides information that helps us evaluate changes to our net assets and our financial structure (including liquidity and solvency). Net cash provided by (used in) operating activities is applied to assess whether a business can internally generate the cash required to make the necessary replacement and expansion of investments. This indicator is impacted by the profitability of our business and the development of working capital, mainly receivables. Net cash provided by (used in) operating activities in percent of revenue shows the percentage of our revenue that is available in terms of financial resources. It is an indicator of our operating financial strength.

Free cash flow in % of revenue (Non-IFRS Measure)

Free cash flow (which we define as net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) refers to the cash flow we have at our disposal, including cash flows that may be restricted for other uses. This indicator shows the percentage of revenue available for acquisitions and investments, dividends to shareholders, reducing debt financing or for repurchasing shares.

For a reconciliation of cash flow performance indicators for the six months ended June 30, 2021 and 2020 which reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, see “III. Results of operations, financial position and net assets - Financial position - Sources of Liquidity.’’

Net leverage ratio (Non-IFRS Measure)

The net leverage ratio is a performance indicator used for capital management. To determine the net leverage ratio, debt and lease liabilities less cash and cash equivalents (net debt) is compared to adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) (adjusted for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement, non-cash charges and impairment loss). The ratio is an indicator of the length of time the Company needs to service the net debt out of its own resources. We believe that the net leverage ratio provides alternative information that management believes to be useful in assessing our ability to meet our payment obligations in addition to considering the absolute amount of our debt. We have a strong market position in a growing, global and mainly non-cyclical market. Furthermore, most of our customers have a high credit rating as the dialysis industry is characterized by stable and sustained cash flows. We believe this enables us to work with a reasonable proportion of debt. Adjusted EBITDA, a non-IFRS Measure, was also the basis for determining compliance with certain other covenants contained in our Amended 2012 Credit Agreement (including a maximum permitted consolidated leverage ratio, which could limit our ability to incur additional indebtedness) and is also relevant in determining compliance with the leverage ratio threshold under the new €2 billion syndicated multicurrency sustainability-linked revolving and swingline credit facilities agreement that we entered into on July 1, 2021 (“Syndicated Credit Facility”) (see note 11 of the notes to the consolidated financial statements (unaudited) included in this report), which could limit asset disposals.You should not consider adjusted EBITDA to be an alternative to net earnings determined in accordance with IFRS or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by adjusted EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements to fund debt service, capital expenditures and other commitments from time to time as described in more detail elsewhere in this report.

For a reconciliation of adjusted EBITDA and net leverage ratio as of June 30, 2021 and December 31, 2020, see “III. Results of operations, financial position and net assets - Financial position - Sources of Liquidity.’’

FRESENIUS MEDICAL CARE AG & Co. KGaA

III. Results of operations, financial position and net assets

The following sections summarize our results of operations, financial position and net assets as well as key performance indicators by reporting segment, as well as Corporate, for the periods indicated. We prepared the information consistent with the manner in which management internally disaggregates financial information to assist in making operating decisions and evaluating management performance.

In accordance with the update to our Company strategy to leverage our core strategic competencies in order to achieve our goal of providing health care for chronically and critically ill patients across the renal care continuum (“Strategy 2025”), which encompasses new renal care models, value-based care models, chronic kidney disease and transplantation as well as future innovations, we have adjusted the presentation of consolidated and operating segment data to reflect the integration of Dialysis and Care Coordination in our business model. Therefore, we do not present Dialysis and Care Coordination metrics separately. As such, Care Coordination information previously presented separately for the North America Segment and the Asia-Pacific Segment is now included within the corresponding Health Care metric. This presentation also more closely aligns our external financial reporting with the manner in which management reviews financial information to make operating decisions and evaluate performance of our business.

Results of operations

Segment data (including Corporate)

in € M

	For the three months ended		For the six months ended
	June 30,		June 30,

	2021	2020	2021	2020

Total revenue
North America Segment	2,953	3,240	5,852	6,426
EMEA Segment	693	687	1,362	1,366
Asia-Pacific Segment	486	450	957	893
Latin America Segment	171	170	330	338
Corporate	17	10	29	22
Total	4,320	4,557	8,530	9,045

Operating income
North America Segment	398	609	796	1,073
EMEA Segment	73	78	153	179
Asia-Pacific Segment	84	63	170	140
Latin America Segment	3	11	9	18
Corporate	(134)	(105)	(230)	(199)
Total	424	656	898	1,211

Interest income	14	11	29	20
Interest expense	(83)	(103)	(174)	(216)
Income tax expense	(75)	(137)	(169)	(237)
Net income	280	427	584	778

Net income attributable to noncontrolling interests	(61)	(76)	(116)	(144)
Net income attributable to shareholders of FMC-AG & Co. KGaA	219	351	468	634

Revenue and operating income generated in countries outside the eurozone are subject to currency fluctuations. The table below summarizes the development of the euro against the U.S. dollar as well as the revenue and the operating income, as a percentage of the consolidated results, generated in U.S. dollars for the three- and six-month periods ended June 30, 2021 and 2020:

Currency development and portion of total revenue and operating income

	For the three months ended		For the six months ended
	June 30,		June 30,
	2021	2020	2021	2020

Currency development of euro against the U.S. dollar	negative impact	positive impact	negative impact	positive impact
Percentage of revenue in U.S. dollars	68%	71%	69%	71%
Percentage of operating income generated in U.S. dollars	94%	93%	89%	89%

FRESENIUS MEDICAL CARE AG & Co. KGaA

Three months ended June 30, 2021 compared to three months ended June 30, 2020

Consolidated financials

Performance indicators for the consolidated financial statements

			Change in %
	For the three months ended			Currency
	June 30,		As	translation	Constant
	2021	2020	reported	effects	Currency(1)

Revenue in € M	4,320	4,557	(5%)	(7%)	2%
Health care services	3,400	3,614	(6%)	(8%)	2%
Health care products	920	943	(2%)	(4%)	2%
Number of dialysis treatments	13,208,732	13,337,449	(1%)
Same Market Treatment Growth (2)	(1.4%)	2.9%
Gross profit in € M	1,284	1,414	(9%)	(6%)	(3%)
Gross profit as a % of revenue	29.7%	31.0%
Selling, general and administrative costs in € M	830	711	17%	7%	24%
Selling, general and administrative costs as a % of revenue	19.2%	15.6%
Operating income in € M	424	656	(35%)	(5%)	(30%)
Operating income margin	9.8%	14.4%
Net income attributable to shareholders of FMC-AG & Co. KGaA in € M	219	351	(38%)	(5%)	(33%)
Basic earnings per share in €	0.75	1.20	(38%)	(5%)	(33%)

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures" above.
(2)

Same market treatment growth represents growth in treatments, adjusted for certain reconciling items including (but not limited to) treatments from acquisitions, closed or sold clinics and differences in dialysis days (“Same Market Treatment Growth”).

Health care services revenue decreased by 6% as compared to the three months ended June 30, 2020 (+2% at Constant Exchange Rates) driven by a negative impact from foreign currency translation (-8%), partially offset by contributions from acquisitions (+1%) and an increase in organic growth (+1%) despite impacts from COVID-19, including excess mortality rates among patients due to COVID-19, (“COVID-19-Related Impacts”) in certain of our operating segments, which are further described in the discussions of our segments below, and lower reimbursement for calcimimetics.

Dialysis treatments decreased by 1% as a result of a reduction in same market treatments (-1%) and the effect of closed or sold clinics (-1%), partially offset by contributions from acquisitions (+1%). The decreases in treatments and Same Market Treatment Growth were significantly affected by COVID-19-Related Impacts.

At June 30, 2021, we owned, operated or managed 4,125 dialysis clinics compared to 4,036 dialysis clinics at June 30, 2020. During the three months ended June 30, 2021, we acquired 3 dialysis clinics, opened 23 dialysis clinics and combined or closed 11 clinics. The number of patients treated in dialysis clinics that we own, operate or manage decreased by 1% to 345,646 at June 30, 2021 (June 30, 2020: 347,683). The decrease in patients was driven by COVID-19-Related Impacts.

Health care product revenue decreased by 2% (+2% at Constant Exchange Rates) driven by a negative impact from foreign currency translation and lower sales of products for acute care treatments, partially offset by higher sales of in-center disposables (Asia-Pacific Segment and EMEA Segment), machines for chronic treatment, renal pharmaceuticals, acute cardiopulmonary products and home hemodialysis products.

Gross profit decreased by 9% (-3% at Constant Exchange Rates) primarily driven by a negative impact from foreign currency translation, unfavorable effects from COVID-19-Related Impacts (in particular, an absence of U.S. federal relief funding under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) in 2021), increased costs for supplies and higher personnel expense (all regions), partially offset by a higher reimbursement rate driven by an increased number of patients with Medicare Advantage coverage and other payor mix effects as well as increased treatment volumes (including growth from acquisitions) as normalized for COVID-19.

Selling, general and administrative (“SG&A”) expense increased by 17% (+24% at Constant Exchange Rates) primarily driven by unfavorable effects from COVID-19 Impacts across all regions, an unfavorable impact from provisions recorded in 2021 for value-added tax positions related to prior years (Corporate) and various smaller impacts, partially offset by a positive impact from foreign currency translation and lower share-based compensation expense across all regions.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Income from equity method investees increased by 474% to €22 M from €4 M. The increase was primarily driven by a prior year impairment for a license held by Vifor Fresenius Medical Care Renal Pharma Ltd. (“VFMCRP”) based on an unfavorable clinical trial.

Operating income decreased by 35% (-30% at Constant Exchange Rates) largely driven by the increase in SG&A expenses coupled with a decrease in gross profit, as discussed above, as well as a negative impact from foreign currency translation.

Net interest expense decreased by 25% to €69 M from €92 M primarily due to a positive impact from foreign currency translation, a positive impact from refinancing activities (including the issuance of bonds at lower interest rates), a lower debt level, lower variable interest rates and lower interest rates on lease liabilities.

Income tax expense decreased to €75 M from €137 M. The effective tax rate decreased to 21.2% from 24.3% for the same period of 2020 largely driven by impacts related to changes in tax risk estimates, an increase of tax-free income attributable to noncontrolling interests and a prior year impairment for a license held by VFMCRP based on an unfavorable clinical trial, partially offset by the effect of a tax-free gain related to divestitures of centers in the comparative prior year period.

Net income attributable to noncontrolling interests decreased by 19% (-12% at Constant Exchange Rates) to €61 M from €76 M due to lower earnings in entities in which we have less than 100% ownership and a positive impact from foreign currency translation.

Net income attributable to shareholders of FMC-AG & Co. KGaA decreased by 38% (-33% at Constant Exchange Rates) to €219 M from €351 M as a result of the combined effects of the items discussed above as well as a negative impact from foreign currency translation. COVID-19 resulted in a negative impact to net income attributable to shareholders of FMC-AG & Co. KGaA in the amount of €74 M for the three months ended June 30, 2021 as compared to a positive impact of €31 M for the three months ended June 30, 2020, which was restated from €42 M during 2020 to include the look-back impact of excess mortality, primarily due to a significant decrease in government relief and advanced payments in the countries in which we operate (primarily in the U.S.) as compared to the three months ended June 30, 2020.

Basic earnings per share decreased by 38% (-33% at Constant Exchange Rates) primarily due to the decrease in net income attributable to shareholders of FMC-AG & Co. KGaA described above coupled with a negative impact from foreign currency translation. The average weighted number of shares outstanding for the period remained relatively stable at 292.9 M on June 30, 2021 as compared to the prior year period (June 30, 2020: 292.7 M).

We employed 123,538 people (full-time equivalents) as of June 30, 2021 (June 30, 2020: 124,736). This 1% decrease primarily results from the reduction of the number of temporary employees in the North America Segment that were hired to manage the COVID-19 pandemic as well as the result of a very difficult labor market for employees in the health care sector of the U.S. due to COVID-19.

FRESENIUS MEDICAL CARE AG & Co. KGaA

The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

North America Segment

Performance indicators for the North America Segment

			Change in %
	For the three months ended			Currency
	June 30,		As	translation	Constant
	2021	2020	reported	effects	Currency (1)

Revenue in € M	2,953	3,240	(9%)	(9%)	0%
Health care services	2,695	2,951	(9%)	(9%)	0%
Health care products	258	289	(11%)	(9%)	(2%)
Number of dialysis treatments	8,079,555	8,207,398	(2%)
Same Market Treatment Growth	(2.4)%	2.1%
Operating income in € M	398	609	(35%)	(6%)	(29%)
Operating income margin	13.5%	18.8%

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures" above.

Revenue

Health care services revenue decreased by 9% (remained stable at Constant Exchange Rates) mainly due to a negative impact from foreign currency translation (-9%) and a decrease in organic growth as a result of COVID-19-Related Impacts and lower reimbursement for calcimimetics (-1%), partially offset by contributions from acquisitions (+1%).

Dialysis treatments decreased by 2% largely due to a reduction in same market treatments (-2%). At June 30, 2021, 210,621 patients, a decrease of 1% (June 30, 2020: 212,149), were treated in the 2,662 dialysis clinics (June 30, 2020: 2,614) that we own or operate in the North America Segment. The decreases in treatments, Same Market Treatment Growth and patients were significantly affected by COVID-19-Related Impacts.

Health care product revenue decreased by 11% (-2% at Constant Exchange Rates) driven by a negative impact from foreign currency translation and lower sales of products for acute care treatments, partially offset by higher sales of renal pharmaceuticals and home hemodialysis products.

Operating income

Operating income decreased by 35% (-29% at Constant Exchange Rates) primarily related to unfavorable effects from COVID-19-Related Impacts (in particular, an absence of U.S. federal relief funding under the CARES Act in 2021), a negative impact from foreign currency translation, increased costs for supplies, higher personnel expense, an unfavorable impact from calcimimetics, the absence of income attributable to a consent agreement on certain pharmaceuticals in the second quarter of 2021 and higher bad debt expense, partially offset by a higher reimbursement rate driven by an increased number of patients with Medicare Advantage coverage and other payor mix effects, and increased treatment volumes (including growth from acquisitions) as normalized for COVID-19.

FRESENIUS MEDICAL CARE AG & Co. KGaA

EMEA Segment

Performance indicators for the EMEA Segment

			Change in %
	For the three months ended			Currency
	June 30,		As	translation	Constant
	2021	2020	reported	effects	Currency(1)

Revenue in € M	693	687	1%	(1%)	2%
Health care services	341	341	0%	(2%)	2%
Health care products	352	346	1%	(2%)	3%
Number of dialysis treatments	2,461,772	2,544,891	(3%)
Same Market Treatment Growth	(3.8%)	3.3%
Operating income in € M	73	78	(5%)	0%	(5%)
Operating income margin	10.6%	11.3%

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures" above.

Revenue

Health care service revenue remained stable (+2% at Constant Exchange Rates) as a negative impact from foreign currency translation (-2%) and the effect of closed or sold clinics (-1%) were offset by contributions from acquisitions (+3%). Including the effects from COVID-19-Related Impacts, organic growth remained stable as compared to the three months ended June 30, 2020.

Dialysis treatments decreased by 3% mainly due to a reduction in same market treatments (-4%) and the effect of closed or sold clinics (-1%), partially offset by contributions from acquisitions (+2%). As of June 30, 2021, 65,401 patients, a decrease of 3% (June 30, 2020: 67,220), were treated at the 815 dialysis clinics (June 30, 2020: 797) that we own, operate or manage in the EMEA Segment. The decreases in treatments, Same Market Treatment Growth and patients were significantly affected by COVID-19-Related Impacts.

Health care product revenue increased by 1% (+3% at Constant Exchange Rates) primarily due to higher sales of acute cardiopulmonary products, renal pharmaceuticals, machines for chronic treatment, in-center disposables and home hemodialysis products, partially offset by lower sales of products for acute care treatment and a negative impact from foreign currency translation.

Operating income

Operating income decreased by 5% (-5% at Constant Exchange Rates) primarily due to unfavorable foreign currency transaction effects, unfavorable manufacturing cost development, and higher IT and bad debt expense, partially offset by the absence of a prior year impairment for a license held by VFMCRP based on an unfavorable clinical trial.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Asia-Pacific Segment

Performance indicators for the Asia-Pacific Segment

			Change in %
	For the three months ended			Currency
	June 30,		As	translation	Constant
	2021	2020	reported	effects	Currency(1)

Revenue in € M	486	450	8%	(4%)	12%
Health care services	227	196	16%	(6%)	22%
Health care products	259	254	2%	(1%)	3%
Number of dialysis treatments	1,188,789	1,128,926	5%
Same Market Treatment Growth	5.8%	7.2%
Operating income in € M	84	63	33%	(5%)	38%
Operating income margin	17.3%	14.1%

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures" above.

Revenue

Health care services revenue increased by 16% (+22% at Constant Exchange Rates) largely as a result of an increase in organic growth, including a recovery in elective procedures, (+19%), contributions from acquisitions (+3%), partially offset by a negative impact from foreign currency translation (-6%).

Dialysis treatments increased by 5% mainly due to growth in same market treatments (+6%) and contributions from acquisitions (+1%), partially offset by the effect of closed or sold clinics (-2%). As of June 30, 2021, 33,491 patients, an increase of 5% (June 30, 2020: 31,893) were treated at the 404 dialysis clinics (June 30, 2020: 380) that we own, operate or manage in the Asia-Pacific Segment.

Health care product revenue increased by 2% (+3% at Constant Exchange Rates) mainly due to higher sales of in-center disposables, machines for chronic treatment and peritoneal dialysis products, partially offset by a negative impact from foreign currency translation and lower sales of products for acute care treatments.

Operating income

Operating income increased by 33% (+38% at Constant Exchange Rates) primarily due to favorable business growth and favorable effects from a recovery in elective procedures, partially offset by unfavorable foreign currency transaction effects.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Latin America Segment

Performance indicators for the Latin America Segment

			Change in %
	For the three months ended			Currency
	June 30,		As	translation	Constant
	2021	2020	reported	effects	Currency(1)

Revenue in € M	171	170	1%	(16%)	17%
Health care services	123	119	3%	(19%)	22%
Health care products	48	51	(5%)	(10%)	5%
Number of dialysis treatments	1,478,616	1,456,234	2%
Same Market Treatment Growth	3.4%	3.6%
Operating income in € M	3	11	(76%)	6%	(82%)
Operating income margin	1.5%	6.4%

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures" above.

Revenue

Health care service revenue increased by 3% (+22% at Constant Exchange Rates) primarily as a result of an increase in organic growth (+21%) and contributions from acquisitions (+3%), partially offset by a negative impact from foreign currency translation (-19%) and the effect of closed or sold clinics (-2%).

Dialysis treatments increased by 2% mainly due to growth in same market treatments (+3%) and contributions from acquisitions (+2%), partially offset by the effect of closed or sold clinics (-3%). As of June 30, 2021, 36,133 patients, a decrease of 1% (June 30, 2020: 36,421), were treated at the 244 dialysis clinics (June 30, 2020: 245) that we own, operate or manage in the Latin America Segment. The number of treatments, as well as the related Same Market Treatment Growth, and patients was also affected by COVID-19-Related Impacts.

Health care product revenue decreased by 5% (+5% at Constant Exchange Rates) primarily due to a negative impact from foreign currency translation and lower sales of in-center disposables.

Operating income

Operating income decreased by 76% (-82% at Constant Exchange Rates) primarily due to increased costs for supplies, higher personnel expense and increased bad debt expense, partially offset by favorable foreign currency transaction effects.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Six months ended June 30, 2021 compared to six months ended June 30, 2020

Consolidated financials

Key indicators for the consolidated financial statements

			Change in %
	For the six months ended			Currency
	June 30,			translation	Constant
	2021	2020	As reported	effects	Currency(1)

Revenue in € M	8,530	9,045	(6%)	(8%)	2%
Health care services	6,726	7,209	(7%)	(8%)	1%
Health care products	1,804	1,836	(2%)	(5%)	3%
Number of dialysis treatments	26,212,741	26,528,323	(1%)
Same Market Treatment Growth	(1.4%)	3.3%
Gross profit in € M	2,491	2,804	(11%)	(6%)	(5%)
Gross profit as a % of revenue	29.2%	31.0%
Selling general and administrative costs in € M	1,542	1,521	1%	7%	8%
Selling, general and administrative costs as a % of revenue	18.1%	16.8%
Operating income in € M	898	1,211	(26%)	(6%)	(20%)
Operating income margin	10.5%	13.4%
Net income attributable to shareholders of FMC-AG & Co. KGaA in € M	468	634	(26%)	(5%)	(21%)
Basic earnings per share in €	1.60	2.15	(26%)	(6%)	(20%)

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures" above.

Health care services revenue decreased by 7% compared to the six months ended June 30, 2020 (+1% at Constant Exchange Rates) driven by a negative impact from foreign currency translation (-8%) and the absence of a prior year partial reversal of a 2019 revenue recognition adjustment for accounts receivable in legal dispute (-1%), partially offset by contributions from acquisitions (+1%) and an increase in organic growth (+1%) despite COVID-19-Related Impacts in certain of our operating segments, which are further described in the discussions of our segments below, and lower reimbursement for calcimimetics.

Dialysis treatments decreased by 1% as a result of a reduction in same market treatments (-1%) and the effect of closed or sold clinics (-1%), partially offset by contributions from acquisitions (+1%) .The decreases in treatments and Same Market Treatment Growth were significantly affected by COVID-19-Related Impacts.

Health care product revenue decreased by 2% (+3% at Constant Exchange Rates) driven by a negative impact from foreign currency translation and lower sales of products for acute care treatments, partially offset by higher sales of  machines for chronic treatment, in-center disposables, home hemodialysis products and renal pharmaceuticals.

Gross profit decreased by 11% (-5% at Constant Exchange Rates) primarily driven by a negative impact from foreign currency translation, COVID-19-Related Impacts (in particular, an absence of U.S. federal relief funding under the CARES Act in 2021) and higher personnel expense and increased costs for supplies across all regions. Additionally, we were impacted by unfavorable manufacturing cost development (North America Segment, EMEA Segment and Latin America Segment). These impacts were partially offset by a higher reimbursement rate driven by an increased number of patients with Medicare Advantage coverage and other payor mix effects as well as increased treatment volumes (including growth from acquisitions) as normalized for COVID-19, both within in the North America Segment.

Selling, general and administrative (“SG&A”) expense increased by 1% (+8% at Constant Exchange Rates) primarily driven by unfavorable effects from COVID-19 Impacts (all regions), unfavorable impacts from gains on the sale of vascular and cardiovascular clinics in the prior year (North America Segment) and various smaller impacts such as, but not limited to, an unfavorable impact from provisions recorded in 2021 for value-added tax positions related to prior years (Corporate) and higher personnel expense (all regions). These impacts were partially offset by a positive impact from foreign currency translation (all regions).

Research and development expenses increased by 4% to €101 M from €96 M. The period over period increase, as a percentage of revenue, was 0.1 percentage points, largely driven by in-center and home program development as well as activities in the field of regenerative medicine and research and development activities at NxStage Medical, Inc., our subsidiary, partially offset by a positive impact from foreign currency translation and increased capitalization of development costs in 2021.

Income from equity method investees increased by 106% to €50 M from €24 M. The increase was primarily driven by a prior year impairment for a license held by VFMCRP based on an unfavorable clinical trial.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Operating income decreased by 26% (-20% at Constant Exchange Rates) largely driven by the decrease in gross profit as well as a negative impact from foreign currency translation, coupled with the increase in SG&A expenses, as discussed above.

Net interest expense decreased by 26% to €145 M from €196 M primarily due to a positive impact from foreign currency translation, a lower debt level, lower variable interest rates, lower interest rates on lease liabilities and refinancing activities (including the issuance of bonds at lower interest rates).

Income tax expense decreased by 29% to €169 M from €237 M. The effective tax rate decreased to 22.5% from 23.4% for the same period of 2020 largely driven by impacts related to changes in tax risk estimates, an increase of tax-free income attributable to noncontrolling interests and a prior year impairment for a license held by VFMCRP based on an unfavorable clinical trial, partially offset by the effect of a tax-free gain related to divestitures of centers in the comparative prior year period.

Net income attributable to noncontrolling interests decreased by 19% (-11% at Constant Exchange Rates) to €116 M from €144 M due to lower earnings in entities in which we have less than 100% ownership and a positive impact from foreign currency translation.

Net income attributable to shareholders of FMC-AG & Co. KGaA decreased by 26% (-21% at Constant Exchange Rates) to €468 M from €634 M as a result of the combined effects of the items discussed above as well as a negative impact from foreign currency translation. COVID-19 resulted in a negative impact to net income attributable to shareholders of FMC-AG & Co. KGaA in the amount of €154 M for the six months ended June 30, 2021 as compared to €10 M for the first six months ended June 30, 2020, which was restated from a positive €2 M impact during 2020 to include the look-back impact of excess mortality, primarily due to a significant decrease in government relief and advanced payments in the countries in which we operate (primarily in the U.S.) as compared to the six months ended June 30, 2020.

Basic earnings per share decreased by 26% (-20% at Constant Exchange Rates) primarily due to the decrease in net income attributable to shareholders of FMC-AG & Co. KGaA described above coupled with a negative impact from foreign currency translation, partially offset by a decrease in the average weighted number of shares outstanding for the period. The average weighted number of shares outstanding for the period decreased to approximately 292.9 M on June 30, 2021 (June 30, 2020: 295.3 M), primarily as a result of our share buy-back program which concluded on April 1, 2020, partially offset by the exercise of stock options.

FRESENIUS MEDICAL CARE AG & Co. KGaA

The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

North America Segment

Performance indicators for the North America Segment

			Change in %
	For the six months ended			Currency
	June 30,			translation	Constant
	2021	2020	As reported	effects	Currency(1)

Revenue in € M	5,852	6,426	(9%)	(9%)	0%
Health care services	5,338	5,859	(9%)	(9%)	0%
Health care products	514	567	(9%)	(8%)	(1%)
Number of dialysis treatments	16,006,110	16,303,730	(2%)
Same Market Treatment Growth	(2.7%)	2.6%
Operating income in € M	796	1,073	(26%)	(7%)	(19%)
Operating income margin	13.6%	16.7%

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures" above.

Revenue

Health care services revenue decreased by 9% (remained stable at Constant Exchange Rates) mainly due to a negative impact from foreign currency translation (-9%) and a decrease in organic growth as a result of COVID-19-Related Impacts and lower reimbursement for calcimimetics (-1%), partially offset by contributions from acquisitions (+1%).

Dialysis treatments decreased by 2% largely due to a reduction in same market treatments (-3%), partially offset by contributions from acquisitions (+1%). The decreases in treatments and Same Market Treatment Growth were significantly affected by COVID-19-Related Impacts.

Health care product revenue decreased by 9% (-1% at Constant Exchange Rates) driven by a negative impact from foreign currency translation as well as lower sales of products for acute care treatments and in-center disposables, partially offset by higher sales of machines for chronic treatment, renal pharmaceuticals and peritoneal dialysis products.

Operating income

Operating income decreased by 26% (-19% at Constant Exchange Rates) primarily related to unfavorable effects from COVID-19-Related Impacts (in particular, an absence of U.S. federal relief funding under the CARES Act in 2021), a negative impact from foreign currency translation, higher personnel expense, unfavorable impacts from gains on the sale of vascular and cardiovascular clinics in the prior year, increased costs for supplies, a negative impact from a prior year reversal of a revenue recognition adjustment for accounts receivable in legal dispute and an unfavorable impact from calcimimetics, partially offset by a higher reimbursement rate driven by an increased number of patients with Medicare Advantage coverage and other payor mix effects, increased treatment volumes (including growth from acquisitions) as normalized for COVID-19 and higher reimbursement from our value-based care payor programs.

FRESENIUS MEDICAL CARE AG & Co. KGaA

EMEA Segment

Performance indicators for the EMEA Segment

			Change in %
	For the six months ended			Currency
	June 30,			translation	Constant
	2021	2020	As reported	effects	Currency(1)

Revenue in € M	1,362	1,366	0%	(2%)	2%
Health care services	674	682	(1%)	(2%)	1%
Health care products	688	684	1%	(1%)	2%
Number of dialysis treatments	4,903,686	5,056,261	(3%)
Same Market Treatment Growth	(3.3%)	2.8%
Operating income in € M	153	179	(14%)	0%	(14%)
Operating income margin	11.2%	13.1%

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures" above.

Revenue

Health care service revenue decreased by 1% (+1% at Constant Exchange Rates) largely as a result of a negative impact resulting from foreign currency translation (-2%), a decrease in dialysis days (-1%) and the effect of closed or sold clinics (-1%), partially offset by contributions from acquisitions (+3%). Including the effects from COVID-19-Related Impacts, organic growth remained stable as compared to the six months ended June 30, 2020.

Dialysis treatments decreased by 3% mainly due to a reduction in same market treatments (-3%), the effect of closed or sold clinics (-1%) and a decrease in dialysis days (-1%), partially offset by contributions from acquisitions (+2%). The decreases in treatments and Same Market Treatment Growth were significantly affected by COVID-19-Related Impacts.

Health care product revenue increased by 1% (+2% at Constant Exchange Rates) primarily due to higher sales of machines for chronic treatment, home hemodialysis products, acute cardiopulmonary products and renal pharmaceuticals, partially offset by lower sales of in-center disposables, a negative impact from foreign currency translation and lower sales of products for acute care treatments.

Operating income

Operating income decreased by 14% (-14% at Constant Exchange Rates) mainly due to unfavorable effects from COVID-19-Related Impacts, unfavorable foreign currency transaction effects, a revaluation gain of an investment in the prior year which did not repeat in 2021, higher IT expense and an unfavorable country and product mix within our product business, partially offset by the absence of a prior year impairment for a license held by VFMCRP based on an unfavorable clinical trial.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Asia-Pacific Segment

Performance indicators for the Asia-Pacific Segment

			Change in %
	For the six months ended			Currency
	June 30,			translation	Constant
	2021	2020	As reported	effects	Currency(1)

Revenue in € M	957	893	7%	(4%)	11%
Health care services	455	414	10%	(5%)	15%
Health care products	502	479	5%	(2%)	7%
Number of dialysis treatments	2,357,958	2,286,601	3%
Same Market Treatment Growth	6.6%	8.1%
Operating income in € M	170	140	21%	(4%)	25%
Operating income margin	17.7%	15.7%

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures" above.

Revenue

Health care services revenue increased by 10% (+15% at Constant Exchange Rates) largely as a result of an increase in organic growth, including a recovery in elective procedures, (+15%) and contributions from acquisitions (+2%), partially offset by a negative impact from foreign currency translation (-5%) and the effect of closed or sold clinics (-2%).

Dialysis treatments increased by 3% mainly due to growth in same market treatments (+7%) and contributions from acquisitions (+1%), partially offset by the effect of closed or sold clinics (-4%) and a decrease in dialysis days (-1%).

Health care product revenue increased by 5% (+7% at Constant Exchange Rates) mainly due to higher sales of machines for chronic treatment and in-center disposables, partially offset by lower sales of products for acute care treatments and a negative impact from foreign currency translation.

Operating income

Operating income increased by 21% (+25% at Constant Exchange Rates) primarily due to favorable business growth, favorable effects from a recovery in elective procedures and favorable manufacturing cost development, partially offset by the prior year effect of a gain from the deconsolidation of clinics and a negative impact from foreign currency translation.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Latin America Segment

Performance indicators for the Latin America Segment

			Change in %
	For the six months ended			Currency
	June 30,			translation	Constant
	2021	2020	As reported	effects	Currency(1)

Revenue in € M	330	338	(2%)	(19%)	17%
Health care services	238	240	(1%)	(21%)	20%
Health care products	92	98	(6%)	(15%)	9%
Number of dialysis treatments	2,944,987	2,881,731	2%
Same Market Treatment Growth	2.9%	4.2%
Operating income in € M	9	18	(48%)	1%	(49%)
Operating income margin	2.8%	5.3%

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures" above.

Revenue

Health care service revenue decreased by 1% (+20% at Constant Exchange Rates) as a result of a negative impact from foreign currency translation (-21%), a decrease in dialysis days (-1%) and the effect of closed or sold clinics (-1%), partially offset by an increase in organic growth (+18%) and contributions from acquisitions (+4%).

Dialysis treatments increased by 2% mainly due to growth in same market treatments (+3%) and contributions from acquisitions (+2%), partially offset by the effect of closed or sold clinics (-2%) and a decrease in dialysis days (-1%). The number of treatments, as well as the related Same Market Treatment Growth, was also affected by COVID-19-Related Impacts.

Health care product revenue decreased by 6% (+9% at Constant Exchange Rates) due to a negative impact from foreign currency translation, partially offset by higher sales of products for acute care treatments and in-center disposables.

Operating income

Operating income decreased by 48% (-49% at Constant Exchange Rates) primarily due to higher personnel expense, increased costs for supplies and higher bad debt expense, partially offset by favorable foreign currency transaction effects.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial position

Sources of liquidity

Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt, proceeds from the issuance of long-term debt and divestitures. We require this capital primarily to finance working capital needs, fund acquisitions, operate clinics, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt, pay dividends and repurchase shares, (see “Net cash provided by (used in) investing activities” and “Net cash provided by (used in) financing activities” below).

As of June 30, 2021, our available borrowing capacity under unutilized credit facilities amounted to approximately €1.8 billion. The Amended 2012 Credit Agreement accounted for approximately €1.4 billion in unutilized available borrowing capacity. On July 1, 2021, we entered into a €2 billion Syndicated Credit Facility which replaced the Amended 2012 Credit Agreement (see note 11 of the notes to the consolidated financial statements (unaudited) included in this report), which increased our available borrowing capacity under unutilized credit facilities to €2.4 billion.

In our long-term financial planning, we focus primarily on the net leverage ratio, a Non-IFRS measure, see “II. Discussion of measures – Non–IFRS measures – Net leverage ratio (Non-IFRS Measure)” above. The following table shows the reconciliation of adjusted EBITDA and net leverage ratio as of June 30, 2021 and December 31, 2020.

Reconciliation of adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measure in € M, except for net leverage ratio

	June 30,	December 31,
	2021	2020

Debt and lease liabilities (1)	13,116	12,380
Minus: Cash and cash equivalents	(1,408)	(1,082)
Net debt	11,708	11,298

Net income (2)	1,243	1,435
Income tax expense (2)	432	501
Interest income (2)	(51)	(42)
Interest expense (2)	368	410
Depreciation and amortization (2)	1,556	1,587
Adjustments(2), (3)	256	249
Adjusted EBITDA	3,804	4,140

Net leverage ratio	3.1	2.7

(1)	Debt includes the following balance sheet line items: short-term debt, current portion of long-term debt and long-term debt, less current portion.
(2)	Last twelve months.
(3)

Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as was defined in the Amended 2012 Credit Agreement (2021: €4 M), non-cash charges, primarily related to pension expense (2021: €50 M; 2020: €50 M) and impairment loss (2021: €202 M; 2020: €199 M).

At June 30, 2021, we had cash and cash equivalents of €1,408 M (December 31, 2020: €1,082 M).

Free cash flow (Net cash provided by (used in) operating activities, after capital expenditures, before acquisitions and investments) is a Non-IFRS Measure and is reconciled to net cash provided by (used in) operating activities, the most directly comparable IFRS measure, see “II. Discussion of measures – Non–IFRS measures – Net cash provided by (used in) operating activities in % of revenue” and “ – Free cash flow in % of revenue (Non-IFRS Measure)” above.

The following table shows the cash flow performance indicators for the six months ended June 30, 2021 and 2020 and reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, respectively:

FRESENIUS MEDICAL CARE AG & Co. KGaA

Cash flow measures

in € M, except where otherwise specified

	For the six months ended
	June 30,
	2021	2020

Revenue	8,530	9,045
Net cash provided by (used in) operating activities	1,129	2,903
Capital expenditures	(394)	(500)
Proceeds from sale of property, plant and equipment	14	4
Capital expenditures, net	(380)	(496)
Free cash flow	749	2,407
Net cash provided by (used in) operating activities in % of revenue	13.2%	32.1%
Free cash flow in % of revenue	8.8%	26.6%

Net cash provided by (used in) operating activities

In the first six months of 2021, net cash provided by operating activities was €1,129 M, compared to €2,903 M in the first six months of 2020. Net cash provided by operating activities in percent of revenue decreased to 13% for the first six months of 2021 as compared to 32% for 2020. Net cash provided by (used in) operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The decrease in net cash provided by operating activities was driven by payments received in the second quarter of 2020 under the Medicare Accelerated and Advance Payment Program (as well as the recoupment of these advanced payments beginning in the second quarter of 2021 in the amount of $192 M (€159 M)) and the timing of certain other expense payments in 2021.

The profitability of our business depends significantly on reimbursement rates for our services. Approximately 79% of our revenue is generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the six months ended June 30, 2021, approximately 28% of our consolidated revenue was attributable to reimbursements from U.S. federal health care benefit programs, such as Medicare and Medicaid. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial position and results of operations and thus on our capacity to generate cash flow. See “I. Overview,” above.

We intend to continue to address our current cash and financing requirements using net cash provided by operating activities, issuances under our commercial paper program (see note 5 of the notes to the consolidated financial statements (unaudited) included in this report) as well as from the use of our Accounts Receivable Facility and our existing and future credit agreements. In addition, to finance acquisitions or meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of bonds.

Net cash provided by (used in) operating activities depends on the collection of accounts receivable. Commercial customers and government institutions generally have different payment cycles. Lengthening their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties enforcing and collecting accounts receivable under the legal systems of, and due to the economic conditions in, some countries. Accounts receivable balances, net of expected credit losses, represented Days Sales Outstanding (“DSO”) of 58 days at June 30, 2021 (December 31, 2020: 50 days).

DSO by segment is calculated by dividing the respective segment’s accounts and other receivables from unrelated parties and contract liabilities, converted to euro using the average exchange rate for the period presented, less any sales or value added tax included in the receivables, by the average daily sales for the last twelve months of that segment, converted to euro using the average exchange rate for the period. Receivables and revenues are adjusted for amounts related to acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold, consistent with the respective adjustments in the determination of adjusted EBITDA (see "II. Discussion of measures - Non-IFRS measures - Net leverage ratio (Non-IFRS Measure)" above.

The development of DSO by reporting segment is shown in the table below:

FRESENIUS MEDICAL CARE AG & Co. KGaA

Development of days sales outstanding

in days

	June 30,	December 31,
	2021	2020	Increase/decrease primarily driven by:
North America Segment	37	26	CMS’s recoupment of advanced payments received in 2020 under the Medicare Accelerated and Advance Payment Program and periodic delays in payment of public health care organizations
EMEA Segment	87	90	Improvement of payment collections in the region
Asia-Pacific Segment	105	110	Improvement of payment collections in the region
Latin America Segment	135	134	Periodic delays in payment of public health care organizations in certain countries
FMC-AG & Co. KGaA average days sales outstanding	58	50

Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible.

For information regarding litigation exposure as well as ongoing and future tax audits, see note 8 of the notes to the consolidated financial statements (unaudited) included in this report.

Net cash provided by (used in) investing activities

Net cash used in investing activities in the first six months of 2021 was €473 M as compared to net cash used in investing activities of €593 M in the comparable period of 2020. The following table shows our capital expenditures for property, plant and equipment and capitalized development costs, net of proceeds from sales of property, plant and equipment as well as acquisitions, investments and purchases of intangible assets for the first six months of 2021 and 2020:

Capital expenditures (net), acquisitions, investments, purchases of intangible assets and investments in debt securities in € M

			Acquisitions, investments,
			purchases of intangible assets
			and investments in debt
	Capital expenditures, net		securities

	For the six months ended June 30,
	2021	2020	2021	2020

North America Segment	200	267	145	47
thereof investments in debt securities	—	—	56	29
EMEA Segment	49	56	19	17
Asia-Pacific Segment	18	49	—	13
Latin America Segment	19	13	7	20
Corporate	94	111	20	10
Total	380	496	191	107

The majority of our capital expenditures in the first six months of 2021 was used for maintaining existing clinics and centers, equipping new clinics and centers, maintaining and expanding production facilities, capitalization of machines provided to our customers and capitalization of certain development costs. Capital expenditures accounted for approximately 4% of total revenue in the first six months of 2021 as compared to approximately 5% of total revenue during the same period in 2020.

Investments in the first six months of 2021 were primarily comprised of purchases of debt securities. In the first six months of 2021, we received €98 M from divestitures. These divestitures were mainly related to the divestment of debt securities. Acquisitions in the first six months of 2021 relate primarily to the purchase of dialysis clinics.

Investments in the first six months of 2020 were primarily comprised of purchases of debt securities and equity investments. In the first six months of 2020, we received €11 M from divestitures. These divestitures were mainly related to the divestment of debt securities. Acquisitions in the first six months of 2020 relate primarily to the purchase of dialysis clinics.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Net cash provided by (used in) financing activities

In the first six months of 2021, net cash used in financing activities was €378 M as compared to net cash used in financing activities of €1,402 M in the first six months of 2020.

In the first six months of 2021, cash was mainly used in the repayment of long-term debt (including the repayment at maturity of bonds in an aggregate principal amount of $650 M (€473 M as of the date of issuance) and €300 M as well as the early repayment of the USD term loan 2017 / 2022 in the amount of $1,050 M (€860 M as of the date of repayment) and EUR term loan 2017 / 2022 in the amount of €245 M, both under the Amended 2012 Credit Agreement), payments of dividends, payments of short-term debt from unrelated parties, and the repayment of lease liabilities (including lease liabilities from related parties), partially offset by proceeds from short-term debt (including borrowings under our commercial paper program) and proceeds from long-term debt (including proceeds from the issuance of bonds in an aggregate principal amount of $1,500 M (€1,227 M)). See note 6 of the notes to the consolidated financial statements (unaudited) included in this report.

In the first six months of 2020, cash was mainly used in the repayment of long-term debt (including the repayment of Convertible Bonds at maturity and the early repayment of the EUR term loan 2017 / 2020 under the Amended 2012 Credit Agreement) and short-term debt (including short-term debt from related parties), repayments of the Accounts Receivable Facility, shares repurchased as part of a share buy-back program, the repayment of lease liabilities as well as distributions to noncontrolling interests, partially offset by proceeds from long-term debt (including proceeds from the issuance of bonds in an aggregate principal amount of €1,250 M) and short-term debt (including short-term debt from related parties).

On May 26, 2021, we paid a dividend with respect to 2020 of €1.34 per share (for 2019 paid in 2020 €1.20 per share). The total dividend payment was €392 M as compared to €351 M in the prior year. Due to a delay in the date of our Annual General Meeting in the prior year, the dividend payment in 2020 was made during the third quarter of 2020.

Balance sheet structure

Total assets as of June 30, 2021 increased by 4% to €33.0 billion as compared to €31.7 billion at December 31, 2020. In addition to a 3% positive impact resulting from foreign currency translation, total assets increased by 1% to €32.1 billion from €31.7 billion primarily due to increased trade accounts and other receivables from unrelated parties related to timing of payments, an increase in cash and cash equivalents and an increase in goodwill related to translation adjustments, partially offset by a decrease in prepaid expenses and other current assets.

Current assets as a percent of total assets remained consistent period over period at 24% for June 30, 2021 and December 31, 2020, respectively. The equity ratio, the ratio of our equity divided by total liabilities and shareholders’ equity, remained consistent period over period at 39% at both June 30, 2021 and December 31, 2020, primarily driven by an increase in equity from currency translation and net income attributable to shareholders of FMC-AG & Co. KGaA, offset by an increase in short-term debt. ROIC decreased to 5.4% at June 30, 2021 as compared to 5.8% at December 31, 2020. Excluding the Impairment Loss as well as excluding both the Impairment Loss and the Effect from IFRS 16, ROIC was 5.9% and 6.6%, respectively, at June 30, 2021 (December 31, 2020: 6.6% and 7.5%, respectively). For further information on ROIC, see “II. Discussion of measures – Non–IFRS measures – Return on invested capital (ROIC) (Non-IFRS Measure)” above.

Report on post-balance sheet date events

Refer to note 11 in the notes to the consolidated financial statements (unaudited) included in this report.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Recently issued accounting standards

Refer to note 1 of the notes to the consolidated financial statements (unaudited) included in this report for information regarding recently issued accounting standards.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial Statements

Consolidated statements of income

(unaudited)

Consolidated statements of income

in € thousands ("THOUS"), except per share data

		For the three months ended		For the six months ended
		June 30,		June 30,
	Note	2021	2020	2021	2020
Revenue:
Health care services	2a	3,400,221	3,613,869	6,725,680	7,208,532
Health care products	2a	919,949	943,476	1,804,615	1,836,609
		4,320,170	4,557,345	8,530,295	9,045,141

Costs of revenue:
Health care services		2,578,669	2,701,823	5,147,051	5,409,472
Health care products		457,508	441,668	892,594	831,260
		3,036,177	3,143,491	6,039,645	6,240,732

Gross profit		1,283,993	1,413,854	2,490,650	2,804,409

Operating (income) expenses:
Selling, general and administrative		830,177	711,329	1,541,692	1,521,246
Research and development	2b	52,017	50,506	100,662	96,423
Income from equity method investees	10	(22,422)	(3,905)	(50,178)	(24,314)
Operating income		424,221	655,924	898,474	1,211,054

Other (income) expense:
Interest income		(13,965)	(11,187)	(29,221)	(19,938)
Interest expense		83,174	103,127	174,502	216,097
Income before income taxes		355,012	563,984	753,193	1,014,895
Income tax expense		75,294	137,068	169,141	237,610
Net income		279,718	426,916	584,052	777,285
Net income attributable to noncontrolling interests		61,141	75,944	116,529	143,594
Net income attributable to shareholders of FMC-AG & Co. KGaA		218,577	350,972	467,523	633,691
Basic earnings per share	2c	0.75	1.20	1.60	2.15
Diluted earnings per share	2c	0.75	1.20	1.60	2.14

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of comprehensive income

(unaudited)

Consolidated statements of comprehensive income

in € THOUS

	For the three months ended		For the six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Net income	279,718	426,916	584,052	777,285
Other comprehensive income (loss):
Components that will not be reclassified to profit or loss:
Equity method investees - share of OCI	(41,822)	51,304	(49,254)	51,304
FVOCI equity investments	19,437	18,829	25,293	18,829
Actuarial gain (loss) on defined benefit pension plans	(4,528)	5,200	49,774	5,200
Income tax (expense) benefit related to components of other comprehensive income not reclassified	(5,004)	(4,712)	(21,960)	(4,712)
	(31,917)	70,621	3,853	70,621
Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation	(141,609)	(278,277)	404,187	(172,599)
FVOCI debt securities	2,857	31,405	(7,068)	31,405
Gain (loss) related to cash flow hedges	587	(809)	(1,179)	6,618
Cost of hedging	(219)	1,352	(135)	213
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified	(586)	(5,425)	1,532	(7,303)
	(138,970)	(251,754)	397,337	(141,666)
Other comprehensive income (loss), net of tax	(170,887)	(181,133)	401,190	(71,045)
Total comprehensive income	108,831	245,783	985,242	706,240
Comprehensive income attributable to noncontrolling interests	47,030	54,524	151,011	144,618
Comprehensive income (loss) attributable to shareholders of FMC-AG & Co. KGaA	61,801	191,259	834,231	561,622

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated balance sheets

(unaudited)

Consolidated balance sheets

in € THOUS, except share data

	Note	June 30, 2021	December 31, 2020

Assets
Cash and cash equivalents		1,407,958	1,081,539
Trade accounts and other receivables from unrelated parties		3,419,510	3,153,045
Accounts receivable from related parties	3	106,939	91,438
Inventories	4	2,052,942	1,895,310
Other current assets		827,332	1,053,978
Total current assets		7,814,681	7,275,310

Property, plant and equipment		4,111,013	4,056,864
Right-of-use assets		4,209,047	4,129,888
Intangible assets		1,395,025	1,381,009
Goodwill		13,495,513	12,958,728
Deferred taxes		359,472	351,152
Investment in equity method investees	10	708,560	761,113
Other non-current assets		893,896	774,972
Total non-current assets		25,172,526	24,413,726
Total assets		32,987,207	31,689,036

Liabilities
Accounts payable to unrelated parties		684,981	731,993
Accounts payable to related parties	3	101,867	95,401
Current provisions and other current liabilities		3,850,794	3,517,076
Short-term debt from unrelated parties	5	1,321,871	62,950
Short-term debt from related parties	5	63,160	16,320
Current portion of long-term debt	6	634,404	1,008,359
Current portion of long-term lease liabilities from unrelated parties		606,291	588,492
Current portion of long-term lease liabilities from related parties	3	20,771	20,664
Income tax payable		140,489	118,389
Total current liabilities		7,424,628	6,159,644

Long-term debt, less current portion	6	6,499,005	6,800,101
Long-term lease liabilities from unrelated parties, less current portion		3,861,264	3,763,775
Long-term lease liabilities from related parties, less current portion	3	108,759	119,356
Non-current provisions and other non-current liabilities		709,859	931,590
Pension liabilities		693,193	718,502
Income tax payable		77,572	78,872
Deferred taxes		800,492	785,886
Total non-current liabilities		12,750,144	13,198,082
Total liabilities		20,174,772	19,357,726

Shareholders' equity:
Ordinary shares, no par value, €1.00 nominal value, 362,370,124 shares authorized, 292,979,484 issued and outstanding as of June 30, 2021 and 362,370,124 shares authorized, 292,876,570 issued and outstanding as of December 31, 2020		292,979	292,877
Additional paid-in capital		2,886,965	2,872,630
Retained earnings		10,290,640	10,254,913
Accumulated other comprehensive income (loss)		(1,838,632)	(2,205,340)
Total FMC-AG & Co. KGaA shareholders' equity		11,631,952	11,215,080
Noncontrolling interests		1,180,483	1,116,230
Total equity		12,812,435	12,331,310
Total liabilities and equity		32,987,207	31,689,036

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of cash flows

(unaudited)

Consolidated statements of cash flows

in € THOUS

		For the six months ended
		June 30,
	Note	2021	2020
Operating activities
Net income		584,052	777,285

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment loss	10	783,735	810,967
Change in deferred taxes, net		(36,814)	43,830
(Gain) loss from the sale of fixed assets, right-of-use assets, investments and divestitures		(3,632)	(34,042)
Income from equity method investees	10	(50,178)	(24,314)
Interest expense, net		145,281	196,159
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts and other receivables from unrelated parties		(195,580)	(81,218)
Inventories		(115,701)	(201,896)
Other current and non-current assets		177,808	47,948
Accounts receivable from related parties		(12,975)	25,729
Accounts payable to related parties		3,941	17,663
Accounts payable to unrelated parties, provisions and other current and non-current liabilities		(78,558)	1,391,949
Income tax payable		223,041	120,380
Received dividends from investments in equity method investees		56,414	87,120
Paid interest		(171,384)	(204,885)
Received interest		29,221	19,938
Paid income taxes		(209,901)	(89,295)
Net cash provided by (used in) operating activities		1,128,770	2,903,318

Investing activities
Purchases of property, plant and equipment and capitalized development costs		(393,658)	(500,168)
Acquisitions and investments, net of cash acquired, and purchases of intangible assets		(128,677)	(78,640)
Investments in debt securities		(62,317)	(28,614)
Proceeds from sale of property, plant and equipment		13,484	3,543
Proceeds from divestitures		1,851	(1,432)
Proceeds from sale of debt securities		96,139	12,387
Net cash provided by (used in) investing activities		(473,178)	(592,924)

Financing activities
Proceeds from short-term debt from unrelated parties		1,621,066	190,277
Repayments of short-term debt from unrelated parties		(365,178)	(467,046)
Proceeds from short-term debt from related parties		49,446	498,811
Repayments of short-term debt from related parties		(2,606)	(517,600)
Proceeds from long-term debt		1,230,106	1,264,223
Repayments of long-term debt		(2,042,787)	(1,060,896)
Repayments of lease liabilities from unrelated parties		(336,961)	(347,552)
Repayments of lease liabilities from related parties		(10,307)	(9,939)
Increase (decrease) of accounts receivable facility		—	(387,460)
Proceeds from exercise of stock options		5,228	9,379
Purchase of treasury stock		—	(365,988)
Dividends paid		(392,455)	—
Distributions to noncontrolling interests		(159,281)	(221,514)
Contributions from noncontrolling interests		25,410	13,005
Net cash provided by (used in) financing activities		(378,319)	(1,402,300)
Effect of exchange rate changes on cash and cash equivalents		49,146	(26,384)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		326,419	881,710
Cash and cash equivalents at beginning of period		1,081,539	1,007,723
Cash and cash equivalents at end of period		1,407,958	1,889,433

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of shareholders´ equity

For the six months ended June 30, 2021 and 2020 (unaudited)

Consolidated statements of shareholders' equity

in € THOUS, except share data

		Ordinary shares		Treasury stock				Accumulated other comprehensive income
												Total FMC-AG
						Additional		Foreign			Fair	& Co. KGaA
		Number of	No par	Number of		paid in	Retained	currency	Cash flow		value	shareholders'	Noncontrolling
	Note	shares	value	shares	Amount	capital	earnings	translation	hedges	Pensions	changes	equity	interests	Total equity
Balance at December 31, 2019		304,436,876	304,437	(6,107,629)	(370,502)	3,607,662	9,454,861	(664,987)	(10,460)	(363,098)	—	11,957,913	1,269,324	13,227,237

Proceeds from exercise of options and related tax effects		171,114	171	—	—	10,171	—	—	—	—	—	10,342	—	10,342
Purchase of treasury stock		—	—	(5,687,473)	(365,988)	—	—	—	—	—	—	(365,988)	—	(365,988)
Purchase/ sale of noncontrolling interests		—	—	—	—	(27,657)	—	—	—	—	—	(27,657)	(82,859)	(110,516)
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	—	(134,058)	(134,058)
Put option liabilities	9	—	—	—	—	—	(10,635)	—	—	—	—	(10,635)	—	(10,635)
Net Income		—	—	—	—	—	633,691	—	—	—	—	633,691	143,594	777,285
Other comprehensive income (loss) related to:
Foreign currency translation		—	—	—	—	—	—	(173,465)	(54)	(207)	103	(173,623)	1,024	(172,599)
Cash flow hedges, net of related tax effects		—	—	—	—	—	—	—	4,873	—	—	4,873	—	4,873
Pensions, net of related tax effects		—	—	—	—	—	—	—	—	2,537	—	2,537	—	2,537
Fair value changes		—	—	—	—	—	—	—	—	—	94,144	94,144	—	94,144
Comprehensive income		—	—	—	—	—	—	—	—	—	—	561,622	144,618	706,240
Balance at June 30, 2020		304,607,990	304,608	(11,795,102)	(736,490)	3,590,176	10,077,917	(838,452)	(5,641)	(360,768)	94,247	12,125,597	1,197,025	13,322,622
Balance at December 31, 2020		292,876,570	292,877	—	—	2,872,630	10,254,913	(1,936,713)	(7,706)	(346,282)	85,361	11,215,080	1,116,230	12,331,310
Proceeds from exercise of options and related tax effects		102,914	102	—	—	5,140	—	—	—	—	—	5,242	—	5,242
Dividends paid		—	—	—	—	—	(392,455)	—	—	—	—	(392,455)	—	(392,455)
Purchase/ sale of noncontrolling interests		—	—	—	—	9,195	—	—	—	—	—	9,195	32,679	41,874
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	—	(119,437)	(119,437)
Put option liabilities	9	—	—	—	—	—	(39,341)	—	—	—	—	(39,341)	—	(39,341)
Net Income		—	—	—	—	—	467,523	—	—	—	—	467,523	116,529	584,052
Other comprehensive income (loss) related to:
Foreign currency translation		—	—	—	—	—	—	374,289	(254)	(4,679)	349	369,705	34,482	404,187
Cash flow hedges, net of related tax effects		—	—	—	—	—	—	—	(907)	—	—	(907)	—	(907)
Pensions, net of related tax effects		—	—	—	—	—	—	—	—	35,533	—	35,533	—	35,533
Fair value changes		—	—	—	—	—	—	—	—	—	(37,623)	(37,623)	—	(37,623)
Comprehensive income		—	—	—	—	—	—	—	—	—	—	834,231	151,011	985,242
Balance at June 30, 2021		292,979,484	292,979	—	—	2,886,965	10,290,640	(1,562,424)	(8,867)	(315,428)	48,087	11,631,952	1,180,483	12,812,435

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

1.    The Company and basis of presentation

The Company

Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA” or the “Company”), a German partnership limited by shares (Kommanditgesellschaft auf Aktien) registered in the commercial registry of Hof an der Saale under HRB 4019, with its business address at Else-Kröner-Str. 1, 61352 Bad Homburg v. d. Höhe, is the world’s leading provider of products and services for individuals with renal diseases, based on publicly reported revenue and number of patients treated. The Company provides dialysis care and related services to persons who suffer from End-Stage Kidney Disease (“ESKD”), as well as other health care services. The Company also develops, manufactures and distributes a wide variety of health care products. The Company’s health care products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment, acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company’s other health care services include value and risk-based arrangements, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services and ambulant treatment services.

In these unaudited notes, “FMC-AG & Co. KGaA,” “Company” or the “Group” refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. “Fresenius SE” and “Fresenius SE & Co. KGaA” refer to Fresenius SE & Co. KGaA. “Management AG” and the “General Partner” refer to Fresenius Medical Care Management AG which is FMC-AG & Co. KGaA’s general partner and is wholly owned by Fresenius SE. “Management Board” refers to the members of the management board of Management AG and, except as otherwise specified, “Supervisory Board” refers to the supervisory board of FMC-AG & Co. KGaA. The term “North America Segment” refers to the North America operating segment, the term “EMEA Segment” refers to the Europe, Middle East and Africa operating segment, the term “Asia-Pacific Segment” refers to the Asia-Pacific operating segment, and the term “Latin America Segment” refers to the Latin America operating segment. For further discussion of the Company’s operating segments, see note 10.

Basis of presentation

The consolidated financial statements and other financial information included in the Company’s quarterly reports furnished under cover of Form 6-K and its Annual Report on Form 20-F are prepared solely in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), using the euro as the Company's reporting and functional currency.

The quarterly financial report is prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, and contains condensed financial statements, in that it does not include all of the notes that would be required in a complete set of financial statements, but rather selected explanatory notes. However, the primary financial statements are presented in the format consistent with the consolidated financial statements as presented in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 (the “2020 Form 20-F”) in accordance with IAS 1, Presentation of Financial Statements.

The consolidated financial statements at June 30, 2021 and for the three- and six-months ended June 30, 2021 and 2020 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company's 2020 Form 20-F. The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

The Company applies IAS 29, Financial Reporting in Hyperinflationary Economies, in its Argentine and Lebanese subsidiaries due to inflation in these countries. The table below details the specific inputs used to calculate the loss on net monetary position on a country-specific basis for the six months ended June 30, 2021.

Inputs for the calculation of losses on net monetary positions

	Argentina	Lebanon
Date of IAS 29 initial application	July 1, 2018	December 31, 2020
Consumer price index	Índice de precios al consumidor	Central Administration of Statistics
Index at June 30, 2021	483.6	415.0
Calendar year increase	25%	46%
Loss on net monetary position in € THOUS	13,968	890

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

In the consolidated statements of income, “Selling, general and administrative” expenses related to the amortization of acquired technology and other costs in the amount of €22,156 and €42,369 for the three- and six-month periods ended June 30, 2020, respectively, have been reclassified to “Costs of Revenue” to conform to the current year’s presentation.

In the consolidated statements of income, “(Gain) loss related to divestitures of Care Coordination activities” in the amount of €4,592 and €28,924 for the three- and six-month periods ended June 30, 2020, respectively, which were previously presented separately, have been included within “Selling, general and administrative” expenses to conform to the current year’s presentation.

The results of operations for the three and six months ended June 30, 2021 are not necessarily indicative of the results of operations for the year ending December 31, 2021.

At July 30, 2021, the Management Board authorized the issuance of the Company’s unaudited consolidated financial statements.

New accounting pronouncements

Recently implemented accounting pronouncements

The Company has prepared its consolidated financial statements at and for the six months ended June 30, 2021 in conformity with IFRS that must be applied for the interim periods starting on or after January 1, 2021. In the six months ended June 30, 2021, there were no recently implemented accounting pronouncements that had a material effect on the Company’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

The IASB issued the following new standards which are relevant for the Company:

IFRS 17, Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure related to the issuance of insurance contracts. IFRS 17 replaces IFRS 4, Insurance Contracts, which was brought in as an interim standard in 2004. IFRS 4 permitted the use of national accounting standards for the accounting of insurance contracts under IFRS. As a result of the varied application for insurance contracts there was a lack of comparability among peer groups. IFRS 17 eliminates this diversity in practice by requiring all insurance contracts to be accounted for using current values. The frequent updates to the insurance values are expected to provide more useful information to users of financial statements. On June 25, 2020, the IASB issued amendments to IFRS 17, which among others, defer the effective date to fiscal years beginning on or after January 1, 2023. Earlier adoption is permitted for entities that have also adopted IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers. The Company is evaluating the impact of IFRS 17 on the consolidated financial statements.

Amendments to IAS 1, Classification of Liabilities as Current and Non-current

In January 2020, the IASB issued Amendments to IAS 1, Classification of Liabilities as Current and Non-current. The amendments clarify under which circumstances debt and other liabilities with an uncertain settlement date should be classified as current or non-current. Among others, the amendments state that liabilities shall be classified depending on rights that exist at the end of the reporting period and define under which conditions liabilities might be settled by cash, other economic resources or equity.

On July 15, 2020, the IASB deferred the effective date by one year to provide companies with more time to implement any classification changes resulting from the amendments. The Amendments to IAS 1 are now effective for annual reporting periods beginning on or after January 1, 2023. Earlier adoption is permitted. The Company is currently evaluating the impact of the amendments to IAS 1 on the consolidated financial statements.

In the Company’s view, no other pronouncements issued by the IASB are expected to have a material impact on the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

2.    Notes to the consolidated statements of income

a)    Revenue

The Company has recognized the following revenue in the consolidated statements of income for the three and six months ended June 30, 2021 and 2020:

Revenue

in € THOUS

	For the three months ended
	June 30,
	2021			2020
	Revenue from			Revenue from
	contracts with	Other		contracts with	Other
	customers	revenue	Total	customers	revenue	Total

Health care services	3,305,679	94,542	3,400,221	3,534,969	78,900	3,613,869
Health care products	890,792	29,157	919,949	914,986	28,490	943,476
Total	4,196,471	123,699	4,320,170	4,449,955	107,390	4,557,345

	For the six months ended
	June 30,
	2021			2020
	Revenue from			Revenue from
	contracts with	Other		contracts with	Other
	customers	revenue	Total	customers	revenue	Total

Health care services	6,538,815	186,865	6,725,680	7,050,541	157,991	7,208,532
Health care products	1,740,412	64,203	1,804,615	1,785,348	51,261	1,836,609
Total	8,279,227	251,068	8,530,295	8,835,889	209,252	9,045,141

b)    Research and development expenses

Research and development expenses of €100,662 for the six months ended June 30, 2021 (for the six months ended June 30, 2020: €96,423) included research and non-capitalizable development costs as well as depreciation and amortization expenses related to capitalized development costs of €2,583 (for the six months ended June 30, 2020: €2,531).

c)    Earnings per share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three and six months ended June 30, 2021 and 2020:

Reconciliation of basic and diluted earnings per share

in € THOUS, except share and per share data

	For the three months ended		For the six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Numerator:
Net income attributable to shareholders of FMC-AG & Co. KGaA	218,577	350,972	467,523	633,691

Denominators:
Weighted average number of shares outstanding	292,913,910	292,733,283	292,896,096	295,287,813
Potentially dilutive shares	148,888	240,359	135,666	221,971

Basic earnings per share	0.75	1.20	1.60	2.15
Diluted earnings per share	0.75	1.20	1.60	2.14

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

d)    Impacts of severe acute respiratory syndrome coronavirus 2 (“COVID-19”)

The Company provides life-sustaining dialysis treatments and other critical healthcare services and products to patients. Its patients need regular and frequent dialysis treatments, or else they face significant health consequences that would result in either hospitalization or death. To be able to continue care for its patients in light of COVID-19, the Company determined that it needed to implement a number of measures, both operational and financial, to maintain an adequate workforce, to protect its patients and employees through expanded personal protective equipment protocols and to develop surge capacity for patients suspected or confirmed to have COVID-19. Additionally, the Company experienced a loss of revenue due to the pandemic in certain parts of its business, offset by increased demand for its services and products in other parts. Various governments in regions in which the Company operates have provided economic assistance programs to address the consequences of the pandemic on companies and support healthcare providers and patients.

The Company received government relief in various regions in which it operates in the amount of €17,930 and €186,856 for the six months ended June 30, 2021 and June 30, 2020, respectively. In addition to the costs incurred which are eligible for government funding in various countries, the Company has been affected by impacts that COVID-19 had on the global economy and financial markets as well as effects related to lockdowns.

The remaining amount of U.S. government relief funding received under the Coronavirus Aid, Relief, and Economic Security Act of 2020 (“CARES Act”) recorded in deferred income was $7,465 (€6,282) and $22,473 (€18,314) at June 30, 2021 and December 31, 2020, respectively. In 2020, the Company also recorded a contract liability for advance payments received under the CMS Accelerated and Advance Payment program within current provisions and other current liabilities and non-current provisions and other non-current liabilities. Contract liabilities related to the CMS Accelerated and Advance Payment program were $854,273 (€718,843) and $1,046,025 (€852,437) as of June 30, 2021 and December 31, 2020, respectively.

3.    Related party transactions

Fresenius SE is the Company’s largest shareholder and owns 32.2% of the Company’s outstanding shares at June 30, 2021. The Else Kröner-Fresenius-Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. The Company has entered into certain arrangements for services and products with Fresenius SE or its subsidiaries and with certain of the Company’s equity method investees as described in item a) below. The arrangements for leases with Fresenius SE or its subsidiaries are described in item b) below. The Company’s terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company’s ordinary course of business transactions with unrelated parties and the Company believes that these arrangements reflect fair market terms. The Company utilizes various methods to verify the commercial reasonableness of its related party arrangements. Financing arrangements as described in item c) below have agreed-upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item d) below. The Company’s related party transactions are settled through Fresenius SE’s cash management system where appropriate.

a)    Service agreements and products

The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively “Fresenius SE Companies”) to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. The Company also provides central purchasing services to Fresenius SE Companies. These related party agreements generally have a duration of 1 to 5 years and are renegotiated on an as needed basis when the agreement comes due. The Company also provides administrative services to one of its equity method investees.

The Company sells products to Fresenius SE Companies and purchases products from Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. (“FMCH”) purchases heparin supplied by Fresenius Kabi USA, Inc. (“Kabi USA”), through an independent group purchasing organization (“GPO”). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm’s length on behalf of all members of the GPO.

In December 2010, the Company and Galenica Ltd. (now known as Vifor Pharma Ltd.) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from, as well as certain exclusive distribution agreements with, Vifor Fresenius Medical Care Renal Pharma Ltd.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Under the Centers for Medicare and Medicaid Services’ (“CMS”) Comprehensive End-Stage Renal Disease (“ESRD”) Care Model, the Company and participating physicians formed entities known as ESRD Seamless Care Organizations (“ESCOs”) as part of a payment and care delivery model that seeks to deliver better health outcomes for Medicare ESKD patients while lowering CMS’s costs. The Company entered into participation/service agreements with these ESCOs, which are accounted for as equity method investees.

Below is a summary, including the Company’s receivables from and payables to the indicated parties, resulting from the above described transactions with related parties.

Service agreements and products with related parties

in € THOUS

	For the six months ended		For the six months ended
	June 30, 2021		June 30, 2020		June 30, 2021		December 31, 2020
	Sales of	Purchases of	Sales of	Purchases of
	goods and	goods and	goods and	goods and	Accounts	Accounts	Accounts	Accounts
	services	services	services	services	receivable	payable	receivable	payable
Service agreements (1)
Fresenius SE	60	17,334	155	13,958	53	3,874	251	3,655
Fresenius SE affiliates	2,164	48,110	2,021	53,703	864	12,610	824	7,944
Equity method investees	12,611	—	2,778	—	87,175	—	74,935	—
Total	14,835	65,444	4,954	67,661	88,092	16,484	76,010	11,599

Products
Fresenius SE affiliates	24,535	13,769	21,918	20,139	11,529	3,414	10,330	5,732
Equity method investees	—	219,861	—	243,148	—	60,572	—	57,207
Total	24,535	233,630	21,918	263,287	11,529	63,986	10,330	62,939

(1)	In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €6,885 and €5,368 at June 30, 2021 and December 31, 2020, respectively.

b)    Lease agreements

In addition to the above-mentioned product and service agreements, the Company is a party to real estate lease agreements with Fresenius SE Companies, which mainly include leases for the Company’s corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The leases have maturities up to the end of 2029.

Below is a summary resulting from the above described lease agreements with related parties.

Lease agreements with related parties

in € THOUS

	For the six months ended June 30, 2021			For the six months ended June 30, 2020			June 30, 2021		December 31, 2020
		Interest	Lease		Interest	Lease	Right-of-use	Lease	Right-of-use	Lease
	Depreciation	expense	expense (1)	Depreciation	expense	expense (1)	asset	liability	asset	liability
Fresenius SE	3,958	335	608	3,995	375	398	54,110	54,767	58,073	58,610
Fresenius SE affiliates	6,561	567	38	6,644	657	175	73,464	74,763	80,188	81,410
Total	10,519	902	646	10,639	1,032	573	127,574	129,530	138,261	140,020

(1)	Short-term leases and expenses relating to variable lease payments as well as low value leases are exempted from balance sheet recognition.

c)    Financing

The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE’s cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of June 30, 2021 and December 31, 2020, the Company had accounts receivable from Fresenius SE related to short-term financing in the amount of €5,795 and €1,037, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

On August 19, 2009, the Company borrowed €1,500 from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due on August 20, 2021 with an interest rate of 0.825%. On November 28, 2013, the Company borrowed an additional €1,500 with an interest rate of 1.875% from

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

the General Partner. The loan repayment has been extended periodically and is currently due on November 23, 2021 with an interest rate of 1.025%.

At June 30, 2021, the Company borrowed from Fresenius SE €60,160 on an unsecured basis at an interest rate of 0.825%. At December 31, 2020, the Company borrowed from Fresenius SE in the amount of €13,320 on an unsecured basis at an interest rate of 0.825%. For further information on this loan agreement, see note 5.

d)    Key management personnel

Due to the Company’s legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was €19,668 and €17,299 for its management services during the six months ended June 30, 2021 and 2020, respectively. As of June 30, 2021 and December 31, 2020, the Company had accounts receivable from the General Partner in the amount of €1,523 and €4,061, respectively. As of June 30, 2021 and December 31, 2020, the Company had accounts payable to the General Partner in the amount of €21,397 and €20,863, respectively.

4.   Inventories

At June 30, 2021 and December 31, 2020, inventories consisted of the following:

Inventories

in € THOUS

	June 30,	December 31,
	2021	2020

Finished goods	1,255,015	1,088,311
Health care supplies	442,822	473,164
Raw materials and purchased components	235,768	232,422
Work in process	119,337	101,413
Inventories	2,052,942	1,895,310

5.    Short-term debt

At June 30, 2021 and December 31, 2020, short-term debt consisted of the following:

Short-term debt

in € THOUS

	June 30,	December 31,
	2021	2020
Commercial paper program	775,238	19,995
Borrowings under lines of credit	546,097	42,442
Other	536	513
Short-term debt from unrelated parties	1,321,871	62,950
Short-term debt from related parties (see note 3 c)	63,160	16,320
Short-term debt	1,385,031	79,270

The Company and certain consolidated entities operate a multi-currency notional pooling cash management system. The Company met the conditions to offset balances within this cash pool for reporting purposes. At June 30, 2021 and December 31, 2020, cash and borrowings under lines of credit in the amount of €821,285 and €998,044, respectively, were offset under this cash management system.

Commercial paper program

The Company maintains a commercial paper program under which short-term notes of up to €1,000,000 can be issued. At June 30, 2021, the outstanding commercial paper amounted to €775,000 (December 31, 2020: €20,000).

Short-term debt from related parties

The Company and one of its subsidiaries are parties to an unsecured loan agreement, as borrowers, with Fresenius SE, as lender, under which the Company and one of its subsidiaries may request and receive one or more short-term advances up to an aggregate amount of €600,000 until maturity on July 31, 2022. For further information on short-term debt from related parties, see note 3 c).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

6.    Long-term debt

As of June 30, 2021 and December 31, 2020, long-term debt consisted of the following:

Long-term debt

in € THOUS

	June 30,	December 31,
	2021	2020

Amended 2012 Credit Agreement	—	1,162,342
Bonds	6,898,800	6,408,118
Accounts Receivable Facility	—	—
Other	234,609	238,000
Long-term debt	7,133,409	7,808,460
Less current portion	(634,404)	(1,008,359)
Long-term debt, less current portion	6,499,005	6,800,101

The bonds issued by Fresenius Medical Care US Finance, Inc. in the amount of $650,000 (€472,889 as of the date of issuance on February 3, 2011) were redeemed at maturity on February 15, 2021. Additionally, the bonds issued by Fresenius Medical Care Finance VII S.A. on February 3, 2011 in the amount of €300,000 were redeemed at maturity on February 15, 2021.

On May 18, 2021, the Company issued bonds in two tranches with an aggregate principal amount of $1,500,000 (€1,227,295 as of the date of issuance):

●	bonds of $850,000 (€695,467 as of the date of issuance) with a maturity of 5 years and 7 months and a coupon rate of 1.875%, and
●	bonds of $650,000 (€531,828 as of the date of issuance) with a maturity of 10 years and 7 months and a coupon rate of 3.000%.

The proceeds have been used for general corporate purposes, including the refinancing of outstanding indebtedness.

Amended 2012 Credit Agreement

The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at June 30, 2021 and December 31, 2020:

Amended 2012 Credit Agreement - maximum amount available and balance outstanding in THOUS

	Maximum amount available		Balance outstanding
	June 30, 2021		June 30, 2021 (1)

Revolving credit USD 2017 / 2022 (2)	$900,000	€757,321	$—	€—
Revolving credit EUR 2017 / 2022 (2)	€600,000	€600,000	€—	€—
USD term loan 2017 / 2022 (3)	$—	€—	$—	€—
EUR term loan 2017 / 2022 (3)	€—	€—	€—	€—
		€1,357,321		€—

	Maximum amount available		Balance outstanding
	December 31, 2020		December 31, 2020 (1)

Revolving credit USD 2017 / 2022	$900,000	€733,436	$—	€—
Revolving credit EUR 2017 / 2022	€600,000	€600,000	€—	€—
USD term loan 2017 / 2022	$1,110,000	€904,572	$1,110,000	€904,572
EUR term loan 2017 / 2022	€259,000	€259,000	€259,000	€259,000
		€2,497,008		€1,163,572

(1)	Amounts shown are excluding debt issuance costs.
(2)	For information on the replacement of the revolving credit facilities in the Amended 2012 Credit Agreement, see note 11.
(3)	USD term loan 2017 / 2022 in the amount of $1,050,000 (€860,444 as of the date of repayment) and EUR term loan 2017 / 2022 in the amount of €245,000 originally due on July 31, 2022 were repaid on May 20, 2021.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Accounts Receivable Facility

The following table shows the available and outstanding amounts under the Accounts Receivable Facility at June 30, 2021 and December 31, 2020:

Accounts Receivable Facility - maximum amount available and balance outstanding in THOUS

	Maximum amount available		Balance outstanding
	June 30, 2021 (1)		June 30, 2021 (2),(3)

Accounts Receivable Facility	$900,000	€757,321	$—	€—

	Maximum amount available		Balance outstanding
	December 31, 2020 (1)		December 31, 2020 (2)

Accounts Receivable Facility	$900,000	€733,437	$—	€—

(1)	Subject to availability of sufficient accounts receivable meeting funding criteria.
(2)	Amounts shown are excluding debt issuance costs.
(3)	Included in “Current portion of long-term debt” in the consolidated balance sheet as of June 30, 2021.

The Company also had letters of credit outstanding under the Accounts Receivable Facility in the amount of $12,532 and $12,522 (€10,546 and €10,205) at June 30, 2021 and December 31, 2020, respectively. These letters of credit are not included above as part of the balance outstanding at June 30, 2021 and December 31, 2020; however, the letters reduce available borrowings under the Accounts Receivable Facility.

7.    Capital management

As of June 30, 2021 and December 31, 2020 total equity in percent of total assets was 38.8% and 38.9%, respectively, and debt and lease liabilities in percent of total assets was 39.8% and 39.1%, respectively.

The Company’s financing structure and business model are reflected in the investment grade ratings. The Company is covered and rated investment grade by Moody’s, Standard & Poor’s and Fitch.

Rating (1)

	Standard & Poor's	Moody's	Fitch

Corporate Credit Rating	BBB	Baa3	BBB-
Outlook	stable	stable	stable

(1)	A rating is not a recommendation to buy, sell or hold securities of the Company, and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

8.    Commitments and contingencies

Legal and regulatory matters

The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. The Company records its litigation reserves for certain legal proceedings and regulatory matters to the extent that the Company determines an unfavorable outcome is probable and the amount of loss can be reasonably estimated. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Beginning in 2012, the Company received certain communications alleging conduct in countries outside the United States that might violate the Foreign Corrupt Practices Act or other anti-bribery laws. The Company conducted investigations with the assistance of outside counsel and, in a continuing dialogue, advised the Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”) about these investigations. The DOJ and the SEC also conducted their own investigations, in which the Company cooperated.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

In the course of this dialogue, the Company identified and reported to the DOJ and the SEC, and took remedial actions with respect to, conduct that resulted in the DOJ and the SEC seeking monetary penalties including disgorgement of profits and other remedies. This conduct revolved principally around the Company's products business in countries outside the United States.

On March 29, 2019, the Company entered into a non-prosecution agreement (“NPA”) with the DOJ and a separate agreement with the SEC intended to resolve fully and finally the U.S. government allegations against the Company arising from the investigations. Both agreements included terms starting August 2, 2019. The DOJ NPA is scheduled to terminate on August 2, 2022 and the dismissal of the SEC Order is scheduled to occur on November 30, 2022. The Company paid a combined total in penalties and disgorgement of approximately $231,715 (€205,854) to the DOJ and the SEC in connection with these agreements. The entire amount paid to the DOJ and the SEC was reserved for in charges that the Company recorded in 2017 and 2018 and announced in 2018. As part of the resolution, the Company agreed to certain self-reporting obligations and to retain an independent compliance monitor. Due to COVID-19 pandemic restrictions, the monitorship program faced certain delays, but the Company is working to have all its obligations under the resolution with the DOJ and SEC completed in 2022.

In 2015, the Company self-reported to the German prosecutor conduct with a potential nexus to Germany and continues to cooperate with government authorities in Germany in their review of the conduct that prompted the Company's and United States government investigations.

Since 2012, the Company has made and continues to make further significant investments in its compliance and financial controls and in its compliance, legal and financial organizations. The Company's remedial actions included separation from those employees responsible for the above-mentioned conduct. The Company is dealing with post-FCPA review matters on various levels. The Company continues to be fully committed to compliance with the FCPA and other applicable anti-bribery laws.

On October 30, 2020, Mexico’s primary social security and health care agency filed a civil complaint in the United States District Court for the District of Massachusetts (Boston) asserting claims for common law fraud against the Company and FMCH. 2020 Civ. 11927-IT (E. D. Mass.). The allegations of the complaint rely on the Company’s resolution under the FCPA. After both FMCH and the Company moved to dismiss the complaint, the plaintiff moved on June 23, 2021 to dismiss the complaint voluntarily without prejudice. The court granted plaintiff’s motion the same day.

FMCH's insurers agreed to the settlement in 2017 of personal injury litigation related to FMCH's Granuflo® and Naturalyte® acid concentrate products and funded $220,000 (€179,284) of the settlement fund under a reciprocal reservation of rights. FMCH accrued a net expense of $60,000 (€48,896) in connection with the settlement, including legal fees and other anticipated costs. Following the settlement, FMCH's insurers in the AIG group initiated litigation against FMCH seeking to be indemnified by FMCH for their $220,000 (€179,284) outlay and FMCH initiated litigation against the AIG group to recover defense and indemnification costs FMCH had borne. National Union Fire Insurance v. Fresenius Medical Care, 2016 Index No. 653108 (Supreme Court of New York for New York County).

Discovery in the litigation is complete. The AIG group abandoned certain of its coverage claims and submitted expert reports on damages asserting that, if AIG prevails on all its remaining claims, it should recover $60,000 (€48,896). FMCH contests all of AIG’s claims and submitted expert reports supporting rights to recover $108,000 (€88,012) from AIG, in addition to the $220,000 (€179,284) already funded. A trial date has not been set in the matter.

In August 2014, FMCH received a subpoena from the United States Attorney’s Office (“USAO”) for the District of Maryland inquiring into FMCH's contractual arrangements with hospitals and physicians involving contracts relating to the management of in-patient acute dialysis services. On August 27, 2020, after the USAO declined to pursue the matter by intervening, the United States District Court for Maryland unsealed a 2014 relator’s qui tam complaint that gave rise to the investigation. United States ex rel. Martin Flanagan v. Fresenius Medical Care Holdings, Inc., 2014 Civ. 00665 (D. Maryland). The relator has served the complaint and litigation is proceeding. In response to FMCH’s motion to dismiss the unsealed complaint, the relator filed an amended complaint on February 5, 2021 making broad allegations about financial relationships between FMCH and nephrologists.

In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act alleging a conspiracy pursuant to which certain Liberty Dialysis subsidiaries of FMCH overbilled Hawaii Medicaid for Liberty's Epogen® administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of FMCH's acquisition of Liberty. Hawaii v. Liberty Dialysis—Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit). The State alleges that Liberty acted unlawfully by relying on incorrect and unauthorized billing guidance provided to Liberty by Xerox State Healthcare LLC, which acted as Hawaii's contracted administrator for its Medicaid program reimbursement operations during the relevant period. With discovery concluded, the State has specified that its demands for relief relate to $7,700 (€6,275) in overpayments on approximately twenty thousand “claims” submitted by Liberty. After prevailing on motions by Xerox to preclude it from doing so, FMCH is pursuing third-party claims for contribution and indemnification against Xerox. The State's False Claims Act complaint was filed after Liberty initiated an administrative action challenging the State's recoupment of alleged overpayments from sums currently owed to Liberty. The civil litigation and administrative action are proceeding in parallel. Trial in the civil litigation has been postponed because of COVID-19-related administrative issues and has been rescheduled for January 2022.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

On August 31, 2015, FMCH received a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) inquiring into FMCH’s participation in and management of dialysis facility joint ventures in which physicians are partners. FMCH continues to cooperate in the Denver USAO investigation, which has come to focus on purchases and sales of minority interests in ongoing outpatient facilities between FMCH and physician groups.

On November 25, 2015, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) also inquiring into FMCH’s involvement in certain dialysis facility joint ventures in New York. On September 26, 2018, the Brooklyn USAO declined to intervene on the qui tam complaint filed under seal in 2014 that gave rise to this investigation. CKD Project LLC v. Fresenius Medical Care, 2014 Civ. 06646 (E.D.N.Y. November 12, 2014). The court unsealed the complaint, allowing the relator to proceed on its own. On January 27, 2021, the Magistrate Judge recommended dismissal of the complaint with prejudice and without leave to amend. The relator is appealing the Magistrate Judge’s recommendation.

Beginning October 6, 2015, the United States Attorney for the Eastern District of New York (Brooklyn) has led an investigation, through subpoenas issued under the False Claims Act, of utilization and invoicing by FMCH’s subsidiary Azura Vascular Care for a period beginning after FMCH’s acquisition of American Access Care LLC ("AAC") in October 2011. FMCH is cooperating in the Brooklyn USAO investigation. The Brooklyn USAO has indicated that its investigation is nationwide in scope and is focused on whether certain access procedures performed at Azura facilities were medically unnecessary and whether certain physician assistants employed by Azura exceeded their permissible scope of practice. Allegations against AAC arising in districts in Connecticut, Florida and Rhode Island relating to utilization and invoicing were settled in 2015.

On November 18, 2016, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) seeking documents and information relating to the operations of Shiel Medical Laboratory, Inc. (“Shiel”), which FMCH acquired in October 2013. In the course of cooperating in the investigation and preparing to respond to the subpoena, FMCH identified falsifications and misrepresentations in documents submitted by a Shiel salesperson that relate to the integrity of certain invoices submitted by Shiel for laboratory testing for patients in long term care facilities. On February 21, 2017, FMCH terminated the employee and notified the United States Attorney of the termination and its circumstances. The terminated employee's conduct is expected to result in demands for FMCH to refund overpayments and to pay related penalties under applicable laws, but the monetary value of such payment demands cannot yet be reasonably estimated. FMCH contends that, under the asset sale provisions of its 2013 Shiel acquisition, it is not responsible for misconduct by the terminated employee or other Shiel employees prior to the date of the acquisition. The Brooklyn USAO continues to investigate a range of issues involving Shiel, including allegations of improper compensation (kickbacks) to physicians, and has disclosed that multiple sealed qui tam complaints underlie the investigation.

On December 12, 2017, FMCH sold to Quest Diagnostics certain Shiel operations that are the subject of this Brooklyn subpoena, including the misconduct reported to the United States Attorney. Under the Quest Diagnostics sale agreement, FMCH retains responsibility for responding to the Brooklyn investigation and for liabilities arising from conduct occurring after its 2013 acquisition of Shiel and prior to its sale of Shiel to Quest Diagnostics. FMCH is cooperating in the investigation.

In May 2017, the United States Attorney for the Middle District of Tennessee (Nashville) issued identical subpoenas to FMCH and two subsidiaries under the False Claims Act concerning FMCH's retail pharmaceutical business. The subpoenas, and the subsequent investigation in which FMCH cooperated, were apparently predicated on but were not limited to a complaint filed on November 6, 2015 by two former employees. United States ex rel. Keasler et al. v. Fresenius Medical Care Rx, LLC, 03:15-Civ-01183 (M.D. Tenn. 2015). On July 9, 2021, the United States declined to intervene in the matter. On July 13, 2021, the Court allowed the relators’ complaint to be unsealed. The relators may elect to serve the complaint.

On March 12, 2018, Vifor Fresenius Medical Care Renal Pharma Ltd. and Vifor Fresenius Medical Care Renal Pharma France S.A.S. (collectively, “VFMCRP”) (see note 3), filed a complaint for patent infringement against Lupin Atlantis Holdings SA and Lupin Pharmaceuticals Inc. (collectively, “Lupin”), and Teva Pharmaceuticals USA, Inc. (“Teva”) in the U.S. District Court for the District of Delaware (Case 1:18-cv-00390-MN, “first complaint”). The patent infringement action is in response to Lupin and Teva’s filings of Abbreviated New Drug Applications ("ANDA") with the U.S. Food and Drug Administration ("FDA") for generic versions of Velphoro®. Velphoro® is protected by patents listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. The complaint was filed within the 45-day period provided for under the Hatch-Waxman legislation, and triggered a stay of FDA approval of the ANDAs for 30 months (specifically, up to July 29, 2020 for Lupin’s ANDA; and August 6, 2020 for Teva’s ANDA. In response to another ANDA being filed for a generic Velphoro®, VFMCRP filed a complaint for patent infringement against Annora Pharma Private Ltd., and Hetero Labs Ltd. (collectively, “Annora”), in the U.S. District Court for the District of Delaware on December 17, 2018. The case was settled among the parties, thus terminating the court action on August 4, 2020. On May 26, 2020, VFMCRP filed a further complaint for patent infringement against Lupin in the U.S. District Court for the District of Delaware (Case No. 1:20-cv-00697-MN) in response to Lupin’s ANDA for a generic version of Velphoro® and on the basis of a newly listed patent in the Orange Book. On July 6, 2020, VFMCRP filed an additional complaint for patent infringement against Lupin and Teva in the U.S. District Court for the District of Delaware (Case No. 1:20-cv-00911-MN, “second complaint”) in response to the companies’ ANDA for generic versions of Velphoro® and on the basis of two newly listed patents in the Orange Book.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

All cases involving Lupin as defendant were settled among the parties, thus terminating the corresponding court actions on December 18, 2020. In relation to the remaining pending cases and the defendant Teva, trial took place for the first complaint between January 19 and 22, 2021. Another patent newly listed in the Orange Book was added to the second complaint on June 23, 2021. Trial is scheduled for the second complaint for June 2022.

On December 17, 2018, FMCH was served with a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) as part of an investigation of allegations against DaVita, Inc. involving transactions between FMCH and DaVita. The subject transactions include sales and purchases of dialysis facilities, dialysis-related products and pharmaceuticals, including dialysis machines and dialyzers, and contracts for certain administrative services. FMCH is cooperating in the investigation.

On June 28, 2019, certain FMCH subsidiaries filed a complaint against the United States seeking to recover monies owed to them by the United States Department of Defense under the Tricare program, and to preclude Tricare from recouping monies previously paid. Bio-Medical Applications of Georgia, Inc., et al. v. United States, CA 19-947, United States Court of Federal Claims. Tricare provides reimbursement for dialysis treatments and other medical care provided to members of the military services, their dependents and retirees. The litigation challenges unpublished administrative actions by Tricare administrators reducing the rate of compensation paid for dialysis treatments provided to Tricare beneficiaries based on a recasting or “crosswalking” of codes used and followed in invoicing without objection for many years. Tricare administrators have acknowledged the unpublished administrative action and declined to change or abandon it. On July 8, 2020, the U.S. government filed its answer (and confirmed their position). The parties will proceed to discovery. The court has not yet set a date for trial in this matter. FMCH has imposed a constraint on revenue otherwise recognized from the Tricare program that it believes, in consideration of facts currently known, sufficient to account for the risk of this litigation.

On August 21, 2020, FMCH was served with a subpoena from the United States Attorney for the District of Massachusetts requesting information and documents related to urgent care centers that FMCH owned, operated, or controlled as part of its ChoiceOne and Medspring urgent care operations prior to its divestiture of and exit from that line of business in 2018. The subpoena appears to be related to an ongoing investigation of alleged upcoding in the urgent care industry, which has resulted in certain published settlements under the federal False Claims Act. FMCH is cooperating in the investigation.

On March 25, 2021, FMCH received a grand jury subpoena issued from the United States District Court for the Northern District of Texas (Dallas). The subpoena seeks documents comprising communications between employees of FMCH and DaVita and partially overlaps in content the 2018 Denver subpoena. The Dallas subpoena is part of a separate investigation by the Anti-Trust Division of the Department of Justice into possible employee “no poaching” and similar agreements to refrain from competition and is related to the indictment in United States v. Surgical Care Affiliates, 3:2021-Cr-0011 (N.D. Tex.) and United States v. DaVita, Inc. et al., 1:21-cr00229 (D.Col.). The unnamed co-conspirators described in the Surgical Care Affiliates and DaVita indictments do not include FMCH, the Company, or any of their employees. FMCH is cooperating in the investigation.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other health care providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other health care facilities, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company’s products and/or criminal prosecution. FMCH completed remediation efforts with respect to one pending FDA warning letter and is awaiting confirmation as to whether the letter is now closed. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

The Company operates many facilities and handles the personal data ("PD") of its patients and beneficiaries throughout the United States and other parts of the world and engages with other business associates to help it carry out its health care activities. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and its business associates. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules, the EU’s General Data Protection Regulation and or other similar laws ("Data Protection Laws") when there has been impermissible use, access, or disclosure of unsecured PD or when the Company or its business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or a data breach that results in impermissible use, access or disclosure of personal identifying information of its employees, patients and beneficiaries. On those occasions, the Company must comply with applicable breach notification requirements.

The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of its employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company’s policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act, Data Protection Laws, the Health Information Technology for Economic and Clinical Health Act and the Foreign Corrupt Practices Act, among other laws and comparable state laws or laws of other countries.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

In Germany, the tax audits for the years 2006 through 2009 have been substantially completed. The German tax authorities have indicated a re-qualification of dividends received in connection with intercompany mandatorily redeemable preferred shares into fully taxable interest payments for these and subsequent years until 2013. The Company has defended its position and will avail itself of appropriate remedies. The Company is also subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions in the ordinary course of business. Tax authorities routinely pursue adjustments to the Company’s tax returns and disallowances of claimed tax deductions. When appropriate, the Company defends these adjustments and disallowances and asserts its own claims. A successful tax related claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition and results of operations.

Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company's other known individual contingent liabilities is immaterial.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

9.    Financial instruments

The following tables show the carrying amounts and fair values of the Company’s financial instruments at June 30, 2021 and December 31, 2020:

Carrying amount and fair value of financial instruments

in € THOUS

June 30, 2021	Carrying amount					Fair value
	Amortized			Not
	cost	FVPL	FVOCI	classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	843,791	564,167	—	—	1,407,958	564,020	147	—
Trade accounts and other receivables from unrelated parties	3,343,721	—	—	75,789	3,419,510	—	—	—
Accounts receivable from related parties	106,939	—	—	—	106,939	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	389	389	—	389	—
Derivatives - not designated as hedging instruments	—	24,590	—	—	24,590	—	24,590	—
Equity investments	—	162,641	97,597	—	260,238	42,282	58,641	159,315
Debt securities	—	76,645	305,518	—	382,163	377,120	5,043	—
Other financial assets	127,979	—	—	121,218	249,197	—	—	—
Other current and non-current assets	127,979	263,876	403,115	121,607	916,577	—	—	—
Financial assets	4,422,430	828,043	403,115	197,396	5,850,984	—	—	—

Accounts payable to unrelated parties	684,981	—	—	—	684,981	—	—	—
Accounts payable to related parties	101,867	—	—	—	101,867	—	—	—
Short-term debt	1,385,031	—	—	—	1,385,031	—	—	—
Long-term debt	7,133,409	—	—	—	7,133,409	7,173,798	234,609	—
Lease liabilities	—	—	—	4,597,085	4,597,085	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	3,567	3,567	—	3,567	—
Derivatives - not designated as hedging instruments	—	10,944	—	—	10,944	—	10,944	—
Variable payments outstanding for acquisitions	—	61,200	—	—	61,200	—	—	61,200
Put option liabilities	—	—	—	948,931	948,931	—	—	948,931
Other financial liabilities	1,604,210	—	—	—	1,604,210	—	—	—
Other current and non-current liabilities	1,604,210	72,144	—	952,498	2,628,852	—	—	—
Financial liabilities	10,909,498	72,144	—	5,549,583	16,531,225	—	—	—

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Carrying amount and fair value of financial instruments

in € THOUS

December 31, 2020	Carrying amount					Fair value
	Amortized			Not
	cost	FVPL	FVOCI	classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	781,029	300,510	—	—	1,081,539	300,367	143	—
Trade accounts and other receivables from unrelated parties	3,080,770	—	—	72,275	3,153,045	—	—	—
Accounts receivable from related parties	91,438	—	—	—	91,438	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	1,130	1,130	—	1,130	—
Derivatives - not designated as hedging instruments	—	5,367	—	—	5,367	—	5,367	—
Equity investments	—	191,739	56,911	—	248,650	11,911	48,221	188,518
Debt securities	—	103,387	297,954	—	401,341	396,392	4,949	—
Other financial assets	195,926	—	—	108,830	304,756	—	—	—
Other current and non-current assets	195,926	300,493	354,865	109,960	961,244	—	—	—
Financial assets	4,149,163	601,003	354,865	182,235	5,287,266	—	—	—

Accounts payable to unrelated parties	731,993	—	—	—	731,993	—	—	—
Accounts payable to related parties	95,401	—	—	—	95,401	—	—	—
Short-term debt	79,270	—	—	—	79,270	—	—	—
Long-term debt	7,808,460	—	—	—	7,808,460	6,764,681	1,404,640	—
Lease liabilities	—	—	—	4,492,287	4,492,287	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	1,667	1,667	—	1,667	—
Derivatives - not designated as hedging instruments	—	39,281	—	—	39,281	—	39,281	—
Variable payments outstanding for acquisitions	—	66,359	—	—	66,359	—	—	66,359
Put option liabilities	—	—	—	882,422	882,422	—	—	882,422
Other financial liabilities	1,537,783	—	—	—	1,537,783	—	—	—
Other current and non-current liabilities	1,537,783	105,640	—	884,089	2,527,512	—	—	—
Financial liabilities	10,252,907	105,640	—	5,376,376	15,734,923	—	—	—

Derivative and non-derivative financial instruments are categorized in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 inputs are quoted prices for similar instruments in active markets. Level 2 is defined as using valuation models (i.e. mark-to-model) with input factors that are inputs other than quoted prices in active markets that are directly or indirectly observable. Level 3 is defined as using valuation models (i.e. mark-to-model) with input factors that are unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. This includes cash and cash equivalents measured at amortized costs, trade accounts and other receivables from unrelated parties, accounts receivable from related parties, other financial assets as well as accounts payable to unrelated parties, accounts payable to related parties, short-term debt and other financial liabilities. Transfers between levels of the fair value hierarchy have not occurred as of June 30, 2021 and December 31, 2020. The Company accounts for transfers at the end of the reporting period.

Derivative financial instruments

In order to manage the risk of currency exchange rate and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions. The Company primarily enters into foreign exchange forward contracts and interest rate swaps. Derivative contracts that do not qualify for hedge accounting are utilized for economic purposes. The Company does not use financial instruments for trading purposes.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Non-derivative financial instruments

The significant methods and assumptions used for the classification and measurement of non-derivative financial instruments are as follows:

The Company assessed its business models and the cash flow characteristics of its financial assets. The vast majority of the non-derivative financial assets are held in order to collect the contractual cash flows. The contractual terms of the financial assets allow the conclusion that the cash flows represent payment of principle and interest only. Trade accounts and other receivables from unrelated parties, Accounts receivable from related parties and Other financial assets are consequently measured at amortized cost.

Cash and cash equivalents are comprised of cash funds and other short-term investments. Cash funds are measured at amortized cost. Short-term investments are highly liquid and readily convertible to known amounts of cash. Short-term investments are measured at fair value through profit or loss (“FVPL”). The risk of changes in fair value is insignificant.

Equity investments are not held for trading. At initial recognition the Company elected, on an instrument-by-instrument basis, to represent subsequent changes in the fair value of individual strategic investments in OCI. If equity instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. From time to time the Company engages external valuation firms to determine the fair value of Level 3 equity investments. The external valuation uses a discounted cash flow model, which includes significant unobservable inputs such as investment specific forecasted financial statements, weighted average cost of capital, that reflects current market assessments as well as a terminal growth rate.

The majority of the debt securities are held within a business model whose objective is achieving both contractual cash flows and sell the securities. The standard coupon bonds give rise on specified dates to cash flows that are solely payments of principal and interest on the outstanding principal amount. Subsequently these financial assets have been classified as fair value through other comprehensive income (“FVOCI”). The smaller part of debt securities does not give rise to cash flows that are solely payments of principle and interest. Consequently, these securities are measured at FVPL. In general, most of the debt securities are quoted in an active market.

Long-term debt is initially recognized at its fair value. The fair values of major long-term debt are calculated on the basis of market information. Liabilities for which market quotes are available are measured using these quotes. The fair values of the other long-term debt are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

Variable payments outstanding for acquisitions are recognized at their fair value. The estimation of the individual fair values is based on the key inputs of the arrangement that determine the future contingent payment as well as the Company’s expectation of these factors. The Company assesses the likelihood and timing of achieving the relevant objectives. The underlying assumptions are reviewed regularly.

Put option liabilities are recognized at the present value of the exercise price of the option. The exercise price of the option is generally based on fair value. The methodology the Company uses to estimate the fair values assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. From time to time the Company engages external valuation firms for the valuation of the put options. The external valuation estimates the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue. The put option liabilities are discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The estimated fair values of these put options can also fluctuate, and the discounted cash flows as well as the implicit multiple of earnings and/or revenue at which these obligations may ultimately be settled could vary significantly from the Company’s current estimates depending upon market conditions. For the purpose of analyzing the impact of changes in unobservable inputs on the fair value measurement of put option liabilities, the Company assumes an increase on earnings of 10% compared to the actual estimation as of the balance sheet date. The corresponding increase in fair value of €65,941 is then compared to the total liabilities and the shareholder’s equity of the Company. This analysis shows that an increase of 10% in the relevant earnings would have an effect of less than 1% on the total liabilities and less than 1% on the shareholder’s equity of the Company.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Following is a roll forward of Level 3 financial instruments at June 30, 2021 and December 31, 2020:

Reconciliation from beginning to ending balance of level 3 financial instruments in € THOUS

	2021			2020
		Variable			Variable
		payments			payments
		outstanding			outstanding
	Equity	for	Put option	Equity	for	Put option
	investments	acquisitions	liabilities	investments	acquisitions	liabilities

Beginning balance at January 1,	188,518	66,359	882,422	183,054	89,677	934,425
Increase	—	4,255	44,266	—	17,253	51,388
Decrease	—	(5,621)	(17,727)	—	(35,764)	(99,877)
Gain / loss recognized in profit or loss(1)	(34,845)	(4,322)	—	22,489	(1,996)	—
Gain / loss recognized in equity	—	—	12,803	—	—	73,993
Foreign currency translation and other changes	5,642	529	27,167	(17,025)	(2,811)	(77,507)
Ending balance at June 30, and December 31,	159,315	61,200	948,931	188,518	66,359	882,422

(1)	Includes realized and unrealized gains / losses.

10.    Segment and corporate information

The Company’s operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how the Company manages its businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESKD and other extracorporeal therapies.

Management evaluates each segment using measures that reflect all of the segment’s controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue and operating income. The Company does not include income taxes as it believes taxes are outside the segments’ control. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarters’ overhead charges, including accounting and finance as well as certain legal costs, because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality and supply chain management as well as procurement related to production are centrally managed. Products transferred to the segments are transferred at cost; therefore, no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. The Company’s global research and development as well as its Global Medical Office, which seeks to standardize medical treatments and clinical processes within the Company, are also centrally managed. These corporate activities (“Corporate”) do not fulfill the definition of a segment according to IFRS 8, Operating Segments. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as Corporate.

Information pertaining to the Company’s segment and Corporate activities for the three and six months ended June 30, 2021 and 2020 is set forth below:

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Segment and corporate(1) information

in € THOUS

	North		Asia-	Latin
	America	EMEA	Pacific	America	Total
	Segment	Segment	Segment	Segment	Segment	Corporate	Total
Three months ended June 30, 2021
Revenue from health care services	2,600,500	341,449	226,817	123,223	3,291,989	13,690	3,305,679
Revenue from health care products	253,908	339,817	245,413	47,025	886,163	4,629	890,792
Revenue from contracts with customers	2,854,408	681,266	472,230	170,248	4,178,152	18,319	4,196,471
Other revenue external customers	98,285	11,440	13,292	682	123,699	—	123,699
Revenue external customers	2,952,693	692,706	485,522	170,930	4,301,851	18,319	4,320,170
Inter-segment revenue	10,691	—	111	—	10,802	(10,802)	—
Revenue	2,963,384	692,706	485,633	170,930	4,312,653	7,517	4,320,170
Operating income	397,593	73,370	84,218	2,595	557,776	(133,555)	424,221
Interest							(69,209)
Income before income taxes							355,012
Depreciation and amortization	(239,895)	(48,032)	(25,834)	(9,426)	(323,187)	(63,673)	(386,860)
Impairment loss	(2,619)	—	—	—	(2,619)	(6,054)	(8,673)
Income (loss) from equity method investees	25,222	(3,143)	134	209	22,422	—	22,422
Additions of property, plant and equipment, intangible assets and right of use assets	229,301	54,810	22,184	12,586	318,881	71,433	390,314
Three months ended June 30, 2020
Revenue from health care services	2,872,423	340,591	195,880	119,460	3,528,354	6,615	3,534,969
Revenue from health care products	283,501	338,772	239,471	49,142	910,886	4,100	914,986
Revenue from contracts with customers	3,155,924	679,363	435,351	168,602	4,439,240	10,715	4,449,955
Other revenue external customers	83,865	7,713	14,861	951	107,390	—	107,390
Revenue external customers	3,239,789	687,076	450,212	169,553	4,546,630	10,715	4,557,345
Inter-segment revenue	6,848	1,264	24	69	8,205	(8,205)	—
Revenue	3,246,637	688,340	450,236	169,622	4,554,835	2,510	4,557,345
Operating income	609,414	77,622	63,311	10,921	761,268	(105,344)	655,924
Interest							(91,940)
Income before income taxes							563,984
Depreciation and amortization	(257,538)	(48,776)	(27,028)	(8,534)	(341,876)	(62,997)	(404,873)
Impairment loss	395	(5,769)	—	—	(5,374)	(34)	(5,408)
Income (loss) from equity method investees	29,464	(22,893)	(2,385)	(102)	4,084	(179)	3,905
Additions of property, plant and equipment, intangible assets and right of use assets	246,740	74,403	26,983	13,532	361,658	148,439	510,097
Six months ended June 30, 2021
Revenue from health care services	5,151,466	673,910	454,630	237,902	6,517,908	20,907	6,538,815
Revenue from health care products	505,712	658,828	476,161	90,810	1,731,511	8,901	1,740,412
Revenue from contracts with customers	5,657,178	1,332,738	930,791	328,712	8,249,419	29,808	8,279,227
Other revenue external customers	194,344	29,574	25,917	1,233	251,068	—	251,068
Revenue external customers	5,851,522	1,362,312	956,708	329,945	8,500,487	29,808	8,530,295
Inter-segment revenue	21,866	—	167	—	22,033	(22,033)	—
Revenue	5,873,388	1,362,312	956,875	329,945	8,522,520	7,775	8,530,295
Operating income	796,097	153,260	169,514	9,235	1,128,106	(229,632)	898,474
Interest							(145,281)
Income before income taxes							753,193
Depreciation and amortization	(479,677)	(98,377)	(51,496)	(18,367)	(647,917)	(126,849)	(774,766)
Impairment loss	(2,915)	—	—	—	(2,915)	(6,054)	(8,969)
Income (loss) from equity method investees	52,613	(3,548)	859	254	50,178	—	50,178
Total assets	22,292,916	3,906,540	2,837,678	768,237	29,805,371	3,181,836	32,987,207
thereof investments in equity method investees	409,287	175,673	99,762	23,838	708,560	—	708,560
Additions of property, plant and equipment, intangible assets and right of use assets	449,835	103,386	42,974	25,330	621,525	129,058	750,583
Six months ended June 30, 2020
Revenue from health care services	5,701,369	681,698	413,719	240,049	7,036,835	13,706	7,050,541
Revenue from health care products	556,832	670,159	453,568	95,815	1,776,374	8,974	1,785,348
Revenue from contracts with customers	6,258,201	1,351,857	867,287	335,864	8,813,209	22,680	8,835,889
Other revenue external customers	167,811	13,965	25,819	1,657	209,252	—	209,252
Revenue external customers	6,426,012	1,365,822	893,106	337,521	9,022,461	22,680	9,045,141
Inter-segment revenue	14,023	2,577	28	190	16,818	(16,818)	—
Revenue	6,440,035	1,368,399	893,134	337,711	9,039,279	5,862	9,045,141
Operating income	1,072,825	178,676	140,120	17,778	1,409,399	(198,345)	1,211,054
Interest							(196,159)
Income before income taxes							1,014,895
Depreciation and amortization	(514,167)	(94,751)	(52,987)	(17,246)	(679,151)	(125,396)	(804,547)
Impairment loss	(604)	(5,783)	—	—	(6,387)	(34)	(6,421)
Income (loss) from equity method investees	50,514	(24,555)	(1,435)	(31)	24,493	(179)	24,314
Total assets	22,912,147	3,891,296	2,767,942	902,360	30,473,745	3,716,108	34,189,853
thereof investments in equity method investees	376,697	183,193	100,120	26,015	686,025	—	686,025
Additions of property, plant and equipment, intangible assets and right of use assets	606,606	119,576	72,273	30,699	829,154	224,224	1,053,378

(1)	Includes inter - segment consolidation adjustments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

11.    Events occurring after the balance sheet date

On July 1, 2021, the Company entered into a new €2,000,000 sustainability-linked syndicated revolving credit facility with a group of 34 core relationship banks (“Syndicated Credit Facility”). The Syndicated Credit Facility replaces the existing $900,000 and €600,000 revolving credit facilities, initially signed in 2012 and amended periodically, and has a term of five years plus two one-year extension options. It can be drawn in different currencies and will be used as a back-up line for general corporate purposes. Additionally, a sustainability component has been embedded in the credit facility. Based on this structure, the margin may rise or fall depending on the company's sustainability performance.

No other significant activities have taken place subsequent to the balance sheet date June 30, 2021 that have a material impact on the key figures and earnings presented. Currently, there are no significant changes in the Company’s structure, management, legal form or personnel.

Quantitative and qualitative disclosures about market risk

The information in note 23 of the notes to the consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2020, is incorporated by this reference.

Controls and procedures

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission (“the Commission”) and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Commission and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company’s pooling agreement entered into for the benefit of the public holders of our shares. In connection with such voluntary reporting, the Company’s management, including the Chief Executive Officer and the Chief Financial Officer of the Company’s General Partner, has conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the Company’s disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the General Partner’s Management Board, including the General Partner’s Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

On March 29, 2019, the Company entered into a non-prosecution agreement with the DOJ and a separate agreement with the SEC intended to resolve fully and finally the government’s claims against the Company arising from the investigations, described in note 8 of the notes to the consolidated financial statements (unaudited) presented elsewhere in this Report. The Company continues to implement enhancements to its anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws. The Company continues to be fully committed to compliance with the Foreign Corrupt Practices Act and other applicable anti-bribery laws.

In 2015, the Company self-reported to the German prosecutor conduct with a potential nexus to Germany and continues to cooperate with government authorities in Germany in their review of the conduct that prompted the Company's and United States government investigations.

Since 2012, the Company has made and continues to make further significant investments in its compliance and financial controls and in its compliance, legal and financial organizations. The Company's remedial actions included separation from those employees responsible for the above-mentioned conduct. The Company is dealing with post-FCPA review matters on various levels. The Company continues to be fully committed to compliance with the FCPA and other applicable anti-bribery laws.

OTHER INFORMATION

Legal proceedings

The information in note 8 of the notes to consolidated financial statements (unaudited), presented elsewhere in this report, is incorporated by this reference.

Submission of Matters to a Vote of Security Holders

The Company held its Annual General Meeting (“AGM”) in Bad Homburg v.d. Höhe, Germany (as a virtual meeting) on May 20, 2021. Shareholder representation at the AGM was as follows:

At the time of voting 238,704,406 shares with the same amount of votes were represented. This corresponds to 81.50% of the registered capital.

The seven resolutions proposed for action by the ordinary shareholders at the AGM and the voting results thereon are as follows:

		Votes
		(in percentage of
		shares actually voting)

	Resolution	In Favor	Opposed

Item 1	Resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2020	99.86%	0.14%

Item 2	Resolution on the allocation of distributable profit	99.27%	0.73%

Item 3	Resolution on the approval of the actions of the General Partner for fiscal year 2020	99.69%	0.31%

Item 4	Resolution on the approval of the actions of the Supervisory Board for fiscal year 2020	95.64%	4.36%

Item 5	Election of the auditor and consolidated group auditor for fiscal year 2021 as well as the auditor for the potential review of interim financial information	91.47%	8.53%

Item 6a	Elections to the Supervisory Board - Dr. Dieter Schenk	76.85%	23.15%

Item 6b	Elections to the Supervisory Board and to the Joint Committee - Mr. Rolf A. Classon	91.34%	8.66%

Item 6c	Elections to the Supervisory Board - Mr. Gregory Sorensen, MD	92.69%	7.31%

Item 6d	Elections to the Supervisory Board and to the Joint Committee - Dr. Dorothea Wenzel	99.17%	0.83%

Item 6e	Elections to the Supervisory Board - Ms. Pascale Witz	97.52%	2.48%

Item 6f	Elections to the Supervisory Board - Professor Dr. Gregor Zünd	99.48%	0.52%

Item 7	Resolution on the authorization to purchase and use treasury shares pursuant to section 71 (1) no. 8 AktG and on the exclusion of subscription rights	95.44%	4.56%

Authorization to Purchase and Use Treasury Shares

The authorization to purchase and use treasury shares (Item 7 above) was granted for five years and will expire on May 19, 2026.

The Company is authorized to purchase treasury shares up to a maximum amount of 10% of the share capital existing on May 20, 2021. The shares acquired, together with other treasury shares held by the Company or attributable to the Company pursuant to sections 71a et seqq. of the German Stock Corporation Act, must at no time exceed 10% of the share capital. The authorization may not be used for the purpose of trading in treasury shares.

The Company may acquire shares by way of a purchase via the stock exchange, by means of a public tender offer by the Company addressed to all its shareholders or an invitation to all shareholders to submit offers for sale. The share price paid by the Company for purchases on the stock exchange (not including incidental acquisition costs) may not exceed or be less than the market price for the Company’s shares (determined by the opening auction in the Xetra trading system on the relevant stock exchange trading day) by more than 10%. In the case of an acquisition by way of a public tender offer or a public invitation to submit offers for sale, the purchase price offered or the limit values of the purchase price range per share (excluding incidental acquisition expenses) may not exceed or fall below the average trading price of shares of the Company in the Xetra trading system (or a comparable successor system) by more than 10% on the three exchange trading days preceding the date of the publication of the offer or public invitation to submit an offer for sale, subject to possible adjustment, based on the relevant average price on the three exchange trading days prior to the publication of any such adjustment, if significant changes from the relevant price occur after the publication of a tender offer or public invitation to submit an offer for sale.

At June 30, 2021, the Company did not hold any treasury shares.

Introduction of the role of Lead Independent Director

In connection with the AGM, the Supervisory Board of the Company announced the introduction of the role of a Lead Independent Director in order to strengthen its corporate governance and emphasize the importance the Supervisory Board attaches to independence when performing its duties.

The role of the Lead Independent Director shall be to ensure that the interests of all shareholders are given adequate consideration in the dealings, negotiations, discussions and decisions of the Supervisory Board. At least four (4) of the Supervisory Board’s six (6) members shall be independent in the meaning of the German Corporate Governance Code, as previously resolved by the Supervisory Board. While the majority of the members of the Supervisory Board of the Company are (and will remain) independent in this meaning, the Supervisory Board, by introducing the role of a Lead Independent Director, intends to further strengthen the independence of the Supervisory Board for the shareholders. Following the AGM, the members of the Supervisory Board confirmed the appointment of Dr. Dorothea Wenzel, a member of the Supervisory Board since 2019, as Lead Independent Director.

Further information on the rights and responsibilities of the Lead Independent Director is available on our website at https://www.freseniusmedicalcare.com/en/about-us/supervisory-board/.

Exhibits

Exhibit No.

10.1

Indenture (including the Guarantee set forth therein) dated as of May, 18, 2021 by and among Fresenius Medical Care US Finance III, Inc. as issuer, the Company and Fresenius Medical Care Holdings, Inc., as Guarantors, and U.S. Bank National Association, as Trustee, related to the 1.875% Notes due 2026 of Fresenius Medical Care US Finance III, Inc. (filed herewith).

10.2

Indenture (including the Guarantee set forth therein) dated as of May 18, 2021 by and among Fresenius Medical Care US Finance III, Inc. as issuer, the Company and Fresenius Medical Care Holdings, Inc., as Guarantors, and U.S. Bank National Association, as Trustee, related to the 3.000% Notes due 2031 of Fresenius Medical Care US Finance III, Inc. (filed herewith).

10.3

Sustainability-Linked Revolving Credit Facility Agreement dated 1 July, 2021 between the Company and Fresenius Medical Care Holdings, Inc. as borrowers and guarantors, and the financial institutions party thereto in their respective capacities as Coordinators, Bookrunners, Arrangers, Original Lenders (including their respective Original Lending Affiliates), Sustainability Agent, Agent and Swingline Agent (filed herewith).

10.4	First Amendment to the Fourth Amended and Restated Loan Note dated July 2, 2021 (filed herewith).
10.5

Letter Agreement dated as of July 1, 2021 in relation to Seventh Amended and Restated Transfer and Administration Agreement dated as of November 24, 2014 by and among NMC Funding Corporation, as Transferor, National Medical Care, Inc., as initial collection agent, Liberty Street Funding LLC, and other conduit investors party thereto, the financial institutions party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, Barclays Bank PLC, Credit Agricole Corporate and Investment Bank, New York, PNC Bank, National Association, Royal Bank of Canada, as administrative agents, and The Bank of Nova Scotia, as an administrative agent and as agent (filed herewith).

31.1

Certification of Chief Executive Officer and Chairman of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2

Certification of Chief Financial Officer and member of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1

Certification of Chief Executive Officer and Chairman of the Management Board of the Company’s General Partner and Chief Financial Officer and member of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).

101

The following financial statements as of and for the three- and six-month periods ended June 30, 2021June 30, 2021from FMC-AG & Co. KGaA’s Report on Form 6-K for the month of July 2021, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders’ Equity and (vi) Notes to Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: July 30, 2021

FRESENIUS MEDICAL CARE AG & Co. KGaA
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG,
its General Partner

By:	/s/ RICE POWELL

Name:	Rice Powell
Title:	Chief Executive Officer and
Chairman of the Management Board of the General Partner

By:	/s/ HELEN GIZA

Name:	Helen Giza
Title:	Chief Financial Officer and member of the Management Board of the General Partner